Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and among
PHH Corporation,
General Electric Capital Corporation
and
Jade Merger Sub, Inc.
Dated as of March 15, 2007

i

(continued)

(continued)

(continued)

Page
SECTION 9.14 Amendment	62
SECTION 9.15 Waiver	63
SECTION 9.16 Successors; Assigns	63
SECTION 9.17 Transfer Taxes	63
SECTION 9.18 Disclosure Schedules	63

INDEX OF PRINCIPAL TERMS

Page
2005 Annual Report	56
2005 Equity and Incentive Plan	5
2006 Audited Company Financial Statements	44
2006 Audited PMC Financial Statements	45
Acknowledgement	47
Affiliate	54
Affiliated	54
Affiliated Group	54
Agencies	46
Agreed Confidentiality Agreement	34
Agreement	1
Antitrust Law	41
Applicable Antitrust Laws	48
Articles of Merger	1
Atrium Dividends	47
Audited PMC Financial Statements	10
Base Financial Statements	52
Beneficial	54
Beneficially	54
Business Day	55
Bylaws	6
Canadian Antitrust Law	9
Canadian Competition Bureau	41
Certificate	2
Charter	6
Closing	1
Closing Date	1
Code	4
Commissioner	56
Company	1
Company Acquisition Agreement	36
Company Acquisition Proposal	34, 55
Company Adverse Recommendation Change	36
Company Adverse Recommendation Notice	37
Company Board	1
Company Common Stock	2
Company Disclosure Schedule	6
Company Employee	37
Company Financial Advisors	18
Company Financial Statements	45
Company Fleet Plan	14
Company Joint Venture	56
Company Joint Venture Agreement	55
Company Material Adverse Effect	55

v

Page
Company Mortgage Plan	14
Company Option	5
Company Plans	14
Company Policy	23
Company Recommendation	36
Company Requisite Vote	8
Company Rights	7
Company Rights Agreement	7
Company SEC Reports	10
Company Securities	7
Company Stockholders’ Meeting	31
Company Superior Proposal	35
Company Termination Fee	53
Competition Act Compliance	56
Confidentiality Agreement	33
Consolidating Financial Statements	11
Contract	56
control	54
controlled	54
controlled by	54
Controlled Related Party	28
Costs	38
D&O Insurance	38
Debt Financing	45
Department	2
DOJ	41
Effective Time	2
Environment	20
Environmental Claim	20
Environmental Laws	20
Environmental Permits	20
ERISA	15
ERISA Affiliate	56
Exchange Act	9
Exchange Fund	3
Fairness Opinions	18
Filed Company SEC Reports	57
Filing	57
Financing Facilities	29
Fleet Business	57
Fleet Entities	15
FTC	41
Future Company Financial Statements	45
Future Company SEC Reports	44
GAAP	57
Governmental Damages	57
Governmental Entity	9
Governmental Investigation	57
Hazardous Substance	21
HSR Act	9
Indebtedness	57

Page
Indemnified Parties	38
Intellectual Property	19
IRS	15
Knowledge	57
Laws	9
Leased Properties	24
Legal Proceedings	55
Licenses	9
Liens	8
Material Company Joint Venture	6
Material Contract	24
Material Subsidiary	6
Merger	1
Merger Communication	44
Merger Consideration	2
Merger Sub	1
MGCL	1
Mortgage Business	57
Mortgage Business Financial Statements	45
Mortgage Business Purchaser	1
Mortgage Business Sale	1
Mortgage Business Sale Agreement	1
Mortgage Entity	57
Non-Employee Directors Deferred Compensation Plan	5
Option Amount	5
Order	47
Outside Date	50
Parent	1
Parent Beneficial Owners	27
Parent Disclosure Schedule	25
Parent Expenses	52
Parent Plans	37
Paying Agent	3
PBGC	15
Permitted Liens	58
Person	58
PHH Mortgage	58
Preferred Stock	7
Proxy Statement	32
RCRA	21
Release	21
Representatives	33
Required	46
Requisite Regulatory Approvals	48
Restricted Stock Amount	6
Restricted Stock Unit	5
Revised Consolidating Financial Statements	45
Rights Agreement Amendment	58
SEC	10
Securities Act	10
Securitization Trust	31

Page
Side A Insurance	38
Subsidiaries	58
Subsidiary	58
Superintendent	47
Surviving Corporation	1
Takeover Statute	19
Tax	18
Tax Return	18
Tax Sharing Agreement	17
Unaudited Company Financial Statements	11
Unaudited PMC Financial Statements	11
under common control with	54

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of March 15, 2007 (this “Agreement”), by and among General Electric Capital Corporation, a Delaware corporation (“Parent”), Jade Merger Sub, Inc., a Maryland corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and PHH Corporation, a Maryland corporation (the “Company”).
     WHEREAS, the board of directors of the Company (the “Company Board”) has (i) approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Maryland General Corporation Law, as amended (the “MGCL”), (ii) declared that it is advisable and in the best interests of the Company and the stockholders of the Company to consummate the Merger, and (iii) resolved to recommend the approval of the Merger by the stockholders of the Company; and
     WHEREAS, the Parent has approved, and the board of directors of Merger Sub has approved this Agreement and the Merger and each have determined or declared that it is advisable and in the best interest of their respective corporations and stockholders to consummate the Merger;
     WHEREAS, concurrently with entering into this Agreement, Parent has entered into an agreement (the “Mortgage Business Sale Agreement” ) with Pearl Holding Corp. (the “Mortgage Business Purchaser” ), pursuant to which it has agreed to sell to the Mortgage Business Purchaser, immediately following the Effective Time, directly or indirectly, all of the shares of capital stock of each of the Mortgage Entities (the “Mortgage Business Sale” ).
     NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
     SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate legal existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.
     SECTION 1.2 Closing; Effective Time. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of DLA Piper US LLP, 1251 Avenue of the Americas, New York, New York, as soon as practicable, but in no event later than the second Business Day following the day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that can only be fulfilled at the Effective Time, but subject to the fulfillment or waiver of those conditions), or at such other place or at such other date as Parent and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. On the Closing Date, the parties hereto shall cause articles of merger (“Articles of Merger”) to be executed, acknowledged and filed with, delivered in the manner required by the MGCL to and accepted for record by the State Department of Assessments and Taxation of Maryland (the “Department”) (the date and time of the acceptance for record of the Articles of Merger with the Department, or such later time as is specified in the Articles of Merger and as is agreed to by the parties hereto and specified in the Articles of

Merger, being the “Effective Time”) and shall make all other filings or recordings required under the MGCL in connection with the Merger.
     SECTION 1.3 Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation.
     SECTION 1.4 Charter; Bylaws. The Charter (as defined below) of the Company, as in effect immediately prior to the Effective Time, shall be amended in the Merger to be in the form of Exhibit A hereto and, as so amended, shall be the charter of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law (as defined below). From and after the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the charter of the Surviving Corporation and applicable Law.
     SECTION 1.5 Directors and Officers. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the charter and bylaws of the Surviving Corporation and until their respective successors are duly elected and qualify, and the officers of the Company immediately prior to the Effective Time shall remain the officers of the Surviving Corporation, in each case until the earlier of their death, resignation or removal or the date their respective successors are duly elected or appointed (as the case may be) and qualify.
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS
     SECTION 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of the Company or the Merger Sub:
     (a) Merger Consideration.
     (i) Subject to Section 2.1(c), each share of Company common stock, par value $0.01 per share (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive from Parent an amount per share of Company Common Stock (subject to any Taxes (as defined below) withheld pursuant to Section 2.2(c)) equal to $31.50 in cash, without interest (the “Merger Consideration”).
     (ii) At the Effective Time, subject to Section 2.1(c), all shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to exist and shall no longer be outstanding and shall be automatically canceled and retired and each certificate (each, a “Certificate”) formerly representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificate in accordance with Section 2.2, without interest.

     (iii) Notwithstanding anything in this Agreement to the contrary (but without limiting the covenants of Section 5.1 hereof), if, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split (including a reverse stock split), redenomination, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, the Merger Consideration and any other relevant provisions of this Agreement shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration.
     (b) Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, or such greater number of shares as Parent shall determine prior to the Effective Time.
     (c) Cancellation of Parent-owned and Merger Sub-owned Company Common Stock. As of the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and that is owned by Parent or Merger Sub (or any direct or indirect wholly owned Subsidiary (as defined below) of Parent or Merger Sub) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to exist and no longer be outstanding and shall automatically be canceled and retired, and no cash or other consideration shall be delivered or deliverable in exchange therefor. Each share of Company Common Stock beneficially owned by any direct or indirect wholly-owned Subsidiary of the Company shall remain outstanding and no payment shall be made in respect thereof.
     SECTION 2.2 Exchange of Certificates. Prior to the Effective Time, Parent shall select a bank or trust company (who is reasonably acceptable to the Company) as paying agent (the “Paying Agent”) for payment of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, cash amounts in immediately available funds necessary for the Paying Agent to make all required payments pursuant to Section 2.1(a) in exchange for and upon surrender of outstanding shares of Company Common Stock (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund may not be used for any purpose that is not provided for in this Agreement.
     (a) Payment Procedures. Promptly after the Effective Time, but in no event later than five (5) Business Days (as defined below) after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a), the following: (i) a notice advising such holders of the effectiveness of the Merger, (ii) a letter of transmittal and (iii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, such materials to be in a form substantially similar to that previously reviewed and found reasonably acceptable to the Parent and the Company. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to Section 2.1(a), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person (as defined below) other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a

Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender of such Certificate, the Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.1(a). No interest will be paid or accrue on the Merger Consideration payable upon surrender of any Certificate.
     (b) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Parent, the posting by such Person of a bond in customary and reasonable amount and upon such terms as may reasonably be required by the Parent or as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay in exchange for such lost, stolen or destroyed Certificate, cash in the amount that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.
     (c) Withholding Taxes. Each of the Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Options (as defined below) or Restricted Stock Units (as defined below) such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (collectively, the “Code”) and/or any other applicable provisions of Tax Law. To the extent that amounts are so withheld by the Parent, the Surviving Corporation and the Paying Agent, such withheld amounts (i) shall be remitted by the Parent, the Surviving Corporation and the Paying Agent, to the applicable Governmental Entity (as defined below), and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock, Company Options or Restricted Stock Units in respect of which such deduction and withholding was made.
     (d) Appraisal Rights. In accordance with Section 3-202(c)(1) of the MGCL, no appraisal rights shall be available to holders of Company Common Stock in connection with the Merger.
     (e) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled as provided in this Article II.
     (f) No Liability. None of Parent, Merger Sub, the Company or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to seven (7) years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any unclaimed funds payable with respect to such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

     (g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for twelve (12) months after the Effective Time, shall be delivered to the Surviving Corporation and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation for payment of its claim for Merger Consideration without any interest thereon.
     (h) Investment of Exchange Fund. The Paying Agent shall invest the cash included in the Exchange Fund, as directed by Parent, provided that such investments shall be in direct obligations guaranteed by the United States of America, obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of all principal and interest or commercial paper obligations receiving the highest rating from either Moody’s Investors Service, Inc. or Standard & Poor’s or a combination thereof. Any interest and other income resulting from such investments shall become part of the Exchange Fund and, to the extent the amount held in the Exchange Fund at the end of each month exceeds the amount remaining to be paid by the Company pursuant to Section 2.1(a), such excess shall be paid to the Parent within five (5) Business Days of the end of each such month. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any reason below the level required to make prompt cash payments of the Merger Consideration as required by Section 2.1(a) hereof, Parent shall promptly replace or restore the Exchange Fund for any amount lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such cash payments.
     SECTION 2.3 Treatment of Company Options and Restricted Stock Units.
     (a) At the Effective Time, each option to purchase shares of Company Common Stock granted pursuant to the Company’s 2005 Equity and Incentive Plan (the “2005 Equity and Incentive Plan”) or otherwise (each, a “Company Option”) that is outstanding and unexercised as of immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be fully vested and shall be cancelled, and the holder thereof shall be entitled to receive, at the Effective Time or as soon as practicable thereafter, an amount of cash from the Surviving Corporation equal to the product of (x) the total number of shares of Company Common Stock subject to such Company Option and (y) the excess, if any, of the Merger Consideration over the exercise price per share subject to such Company Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent) subject to any applicable withholding Taxes (collectively, the “Option Amount”). Immediately after the Effective Time, the Surviving Corporation shall deposit with the Paying Agent an amount of cash equal to the Option Amount, together with instructions that such amount be promptly distributed to the holders of the Company Options in accordance with this Section 2.3(a).
     (b) At the Effective Time, each restricted stock unit granted pursuant to the 2005 Equity and Incentive Plan or otherwise, including those granted pursuant to the Company’s Non-Employee Directors Deferred Compensation Plan (the “Non-Employee Directors Deferred Compensation Plan”) (each, a “Restricted Stock Unit”), that is outstanding or earned but not awarded immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be fully vested and shall be cancelled, and the holder thereof shall become entitled to receive, at the Effective Time or as soon as practicable thereafter, in each case, an amount of cash from the Surviving Corporation equal to the product of (x) the number of shares of Company Common Stock subject to such Restricted Stock Unit and (y) the Merger Consideration (less any required withholding Taxes) (the “Restricted Stock Amount”). Immediately after the Effective Time, the Surviving Corporation shall deposit with the Paying Agent an amount of cash equal to the Restricted Stock Amount, together with instructions that such amount be promptly distributed to the holders of the Restricted Stock Units in accordance with this Section 2.3(b).

     (c) Prior to the Effective Time, the Company shall take all actions necessary to terminate the 2005 Equity and Incentive Plan and the Non-Employee Directors Deferred Compensation Plan as of the Effective Time.
     (d) The Company Board, or, its designee shall, to the extent necessary, take appropriate steps, prior to or as of the Effective Time, to (i) approve, for purposes of Section 16(b) of the Exchange Act, the Merger and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who (x) is a director or officer of the Company or (y) at the Effective Time, will become a director or officer of the Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act (as defined below) and (ii) provide for the vesting and cancellation of Company Options and Restricted Stock Units and payment of cash to the holders thereof, as provided in this Section 2.3. Any cash payments required to be made pursuant to this Section 2.3, shall be subject to withholding Taxes in accordance with Section 2.2(c).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the disclosure schedule dated the date hereof and delivered by the Company to Parent and Merger Sub (the “Company Disclosure Schedule”):
     SECTION 3.1 Organization and Qualification; Subsidiaries and Company Joint Ventures. The Company and each of its Subsidiaries and Company Joint Ventures is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries and Company Joint Ventures is duly qualified or licensed to do business, and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the conduct of its business makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing which would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect (as defined below).
     SECTION 3.2 Charter and Bylaws. The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the amended and restated charter of the Company, together with any articles of amendment and articles supplementary thereto (the “Charter”), and bylaws of the Company, together with any amendments thereto (the “Bylaws”), and with respect to any Company Subsidiary or Company Joint Venture which is engaged, or which own assets used, in the conduct of the Fleet Business or the Mortgage Business, each of which is listed in Section 3.2 of the Company Disclosure Schedule (each, a “Material Subsidiary” or “Material Company Joint Venture”, as the case may be), the charter, bylaws or other comparable organizational documents in respect thereof, in each case, as currently in effect.
     SECTION 3.3 Capitalization.
     (a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 1,000,000 shares are designated as Company Series A Junior Participating Preferred Stock, par value $0.01 per share, and are reserved for issuance upon exercise of the rights (the “Company Rights”) distributed to the holders of Company Common Stock pursuant to the Rights

Agreement between the Company and The Bank of New York dated as of January 28, 2005 (as amended from time to time, the “Company Rights Agreement”).
     (b) As of March 9, 2007, (i) 53,506,822 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights or similar rights existing under the Charter, Bylaws or the MGCL or any Contract (as defined below) to which the Company is a party or by which it is or its assets or properties are bound; (ii) an aggregate of 3,406,374 shares of Company Common Stock were subject to the exercise of outstanding Company Options; and (iii) (x) an aggregate of 1,451,060 Restricted Stock Units were granted under and are subject to the 2005 Equity and Incentive Plan and the Non-Employee Directors Deferred Compensation Plan and (y) an aggregate of 16,008 Restricted Stock Units (representing $441,867 of non-employee director fees payable in Restricted Stock Units under the 2005 Equity and Incentive Plan and the Non-Employee Directors Deferred Compensation Plan) had been earned but not awarded. Included in Section 3.3(b) of the Company Disclosure Schedule is a correct and complete list, as of March 9, 2007, of all outstanding options or other rights to purchase or receive shares of Company Common Stock granted under the 2005 Equity and Incentive Plan or otherwise, and for each such option or other right, the number of shares of Company Common Stock subject thereto, the terms of vesting, the grant and expiration dates and, to the extent applicable, exercise price thereof and the name of the holder thereof. All Company Options have an exercise price equal to no less than the fair market value of the underlying shares of Company Common Stock on the date of grant.
     (c) Except as set forth in Sections 3.3 (a) and (b), there are no outstanding or authorized (1) shares of capital stock or other voting securities of the Company, (2) securities of the Company or any of its Subsidiaries or Company Joint Ventures convertible into or exchangeable for shares of capital stock or voting securities of the Company or any of its Subsidiaries or Company Joint Ventures, (3) options, warrants or other rights to acquire from the Company or any of its Subsidiaries or Company Joint Ventures, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or any of its Subsidiaries or Company Joint Ventures or (4) stock appreciation, phantom stock, performance-based equity rights or similar equity rights with respect to the Company, any of its Subsidiaries or any of the Company Joint Ventures (collectively, “Company Securities”), (B) there are no outstanding obligations of the Company or any of its Subsidiaries or Company Joint Ventures to repurchase, redeem or otherwise acquire any Company Securities and (C) other than under or as set forth in the Company Joint Venture Agreements, there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character, including voting or registration rights agreements, relating to the issued or unissued capital stock of the Company or any of its Subsidiaries or Company Joint Ventures to which the Company or the applicable Subsidiary or Company Joint Venture is a party.
     (d) All (i) outstanding shares of capital stock of each of the Company’s Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive rights or similar rights and (ii) equity or other ownership interests of each of the Company’s Subsidiaries and Company Joint Ventures that is a partnership, limited liability company, business trust or other entity are duly authorized, validly issued and, other than in respect of any equity of any Company Joint Venture subject to any capital call, contribution or other similar requirement set forth in the applicable Company Joint Venture Agreement, are fully paid-up. Section 3.3(d) of the Company Disclosure Schedule sets forth an accurate and complete list of each of the Company’s Subsidiaries and Company Joint Ventures and the Company’s ownership interests therein. All such shares and equity or other ownership interests are owned by the Company or a Subsidiary of the Company free and clear of all security interests, liens, claims, pledges, limitations in voting rights, charges or other encumbrances of any nature whatsoever (“Liens”). The Company does not own, directly or indirectly, any equity or other ownership interest in any Person.

     SECTION 3.4 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to approval of the Merger by the Company Requisite Vote (as defined below), to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary pursuant to the Charter or the MGCL to authorize this Agreement or to consummate the Merger and the other transactions so contemplated (other than the approval of the Merger by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Requisite Vote”)). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law). The Company Board has (a) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (b) declared that it is advisable and in the best interests of the Company and the stockholders of the Company to consummate the Merger, and (c) resolved to recommend the approval of the Merger by the stockholders of the Company. The only vote of the stockholders of the Company required pursuant to the Charter or the MGCL to approve the Merger is the Company Requisite Vote.
     SECTION 3.5 No Conflict; Required Filings and Consents.
     (a) The execution and delivery of, and the performance by the Company of its obligations under this Agreement do not and the consummation of the Merger and the other transactions contemplated by this Agreement and the consummation of the transactions contemplated by Section 2.01(a) and, to the Knowledge of the Company, the transactions contemplated by the other provisions of, the Mortgage Business Sale Agreement, other than Section 2.03 thereof, will not (i) conflict with or violate the Charter or Bylaws or the comparable organizational documents of any of its Subsidiaries or Company Joint Ventures, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained and all filings described in such subsection (b) have been made, conflict with or violate any Law or License applicable to the Company or any of its Subsidiaries or Company Joint Ventures or by which its or any of their respective properties are bound, (iii) conflict with, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which the Company or any of its Subsidiaries or Company Joint Ventures is a party or by which the Company or any of its Subsidiaries or Company Joint Ventures or any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii) above, for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.
     (b) The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations under this Agreement, and the consummation of the Merger and the other transactions contemplated by this Agreement and the consummation of the transactions contemplated by Section 2.01(a) and, to the Knowledge of the Company, the transactions contemplated by the other provisions of, the Mortgage Business Sale Agreement, other than Section 2.03 thereof, do not and will not, with respect to the Company, its Subsidiaries or the Company Joint Ventures, require any consent, approval, authorization or permit of, action or nonaction by, filing with or notification to, any governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), except for (i) the filing of reports in accordance with applicable requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), (ii) filings required under the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the Competition Act (Canada) (the “Canadian Antitrust Law” ), (iii) filings required to be made with the NYSE, (iv) compliance with state securities and “blue sky” Laws, (v) filings required by applicable state and federal Governmental Entities with regulatory authority over the Company or any of its Subsidiaries or Company Joint Ventures as described in Section 3.5(b)(v) of the Company Disclosure Schedule, (vi) the filing with and acceptance for recording by the Department of the Articles of Merger as required by the MGCL and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure to make or obtain which would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect, or prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.
     SECTION 3.6 Compliance with Law. Except as set forth in the Filed Company SEC Reports (as defined below) (i) the businesses of each of the Company and its Material Subsidiaries and Material Company Joint Ventures (including any securitizations of the Company or any of its Subsidiaries) have been since January 1, 2005, and are being, conducted in compliance in all material respects with all federal, state, local, provincial or foreign laws, statutes, ordinances, common law and rules, regulations, judgments, orders, rulings, writs, injunctions, and decrees of any Governmental Entity applicable to the businesses of the Company and its Subsidiaries and Company Joint Ventures (collectively, “Laws”), except where the failure to so comply would not reasonably be expected to (A) materially interfere with the operation of (x) the Company, its Subsidiaries and the Company Joint Ventures (taken as a whole), (y) the Fleet Business (taken as a whole) or (z) the Mortgage Business (taken as a whole), in each case, consistent with past practice, (B) require material changes to any of their respective business practices, or (C) result in any fine or penalty in excess of $1 million; (ii) to the Knowledge (as defined below) of the Company, and except for routine regulatory examinations relating to the origination, mortgage lending and servicing activities of the Company and its Subsidiaries and Company Joint Ventures which the Company has no reason to believe will result in a material and adverse ruling or determination against the Company or any of its Subsidiaries or Company Joint Ventures, no investigation by any Governmental Entity with respect to the Company or its Subsidiaries or Company Joint Ventures is pending or threatened; and (iii) the Company and its Material Subsidiaries and Material Company Joint Ventures each has obtained and maintains in full force and effect and is in compliance, in all material respects with, all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct the business of each such entity as currently conducted or to own and use their respective properties and assets in the manner in which they currently own and use such assets, except where the failure to so comply would not reasonably be expected to (A) materially interfere with the operation of (x) the Company, its Subsidiaries and the Company Joint Ventures (taken as a whole), (y) the Fleet Business (taken as a whole), or (z) the Mortgage Business (taken as a whole), in each case, consistent with past practice, (B) require material changes to any of their respective business practices, or (C) result in any fine or penalty in excess of $1 million.
     SECTION 3.7 SEC Filings; Financial Statements.
     (a) The Company has filed all forms, reports, and other documents required to be filed with the Securities and Exchange Commission (the “SEC”) (each such form, report or document, together with any other forms, reports or documents filed by the Company with the SEC, collectively, the “Company

SEC Reports”). As of their respective filing dates (or, if amended, modified or superseded by another Company SEC Report filed prior to the date of this Agreement, on the date of such amended, modified or superseding filing), each of the Company SEC Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, each as in effect on the date such Company SEC Report was required to be filed and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.
     (b) The audited annual and unaudited condensed interim consolidated financial statements of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures included with the Company SEC Reports under cover of Form 10-Q or Form 10-K (or, if amended, modified or superseded by another Company SEC Report filed prior to the date of this Agreement, such financial statements included in such amended, modified or superseding filing) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with GAAP (as defined below), consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto), and fairly present, in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of the dates thereof and the consolidated statements of operations, stockholders’ equity, and cash flows for the periods covered thereby, provided that any unaudited consolidated condensed interim financial statements (including any related notes thereto) included in any such Company SEC Reports may not contain footnotes required by GAAP and are subject to normal year-end adjustments which, to the Knowledge of the Company, are not material in amount or significance, in each case as permitted by GAAP and the applicable rules and regulations promulgated by the SEC. There are no outstanding or unresolved and material comments, complaints, allegations, inquiries or assertions received from or made by the SEC staff with respect to the Company SEC Reports.
     (c) True and complete copies of the audited consolidated balance sheet of PHH Mortgage and its consolidated Subsidiaries and consolidated Company Joint Ventures as of December 31, 2005 and the related consolidated audited statements of operations, stockholder’s equity and cash flows for the fiscal year ended December 31, 2005 and the related notes thereto are set forth in Section 3.7(c) of the Company Disclosure Schedule (the “Audited PMC Financial Statements”). The Audited PMC Financial Statements have been prepared in accordance with GAAP, consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto), and fairly present, in all material respects, the consolidated financial position of PHH Mortgage and its consolidated Subsidiaries and consolidated Company Joint Ventures as of the dates thereof and the consolidated statements of operations, stockholder’s equity, and cash flows for the periods covered thereby.
     (d) True and complete copies of the unaudited condensed consolidated balance sheet of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of December 31, 2006 and condensed consolidated statement of operations for the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures for the fiscal year ended December 31, 2006 are set forth in Section 3.7(d) of the Company Disclosure Schedule (the “Unaudited Company Financial Statements”). The Unaudited Company Financial Statements were prepared from the books and records of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures. The condensed consolidated balance sheet of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures included in the Unaudited Company Financial Statements fairly presents, in all material respects, the financial position of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of the date thereof and the condensed consolidated statement of operations included in the Unaudited Company Financial Statements fairly presents, in all material respects, the results of operations of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures for the periods set forth therein, in each case in accordance with GAAP applied on a consistent basis, except that such Unaudited Company Financial Statements do not include statements of cash flow or notes required by GAAP. The Company and its consolidated Subsidiaries and consolidated Company Joint Ventures make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect in all material respects the transactions and dispositions of their respective operations and assets.
     (e) True and complete copies of the unaudited condensed consolidated balance sheet for PHH Mortgage and its consolidated Subsidiaries and consolidated Company Joint Ventures as of December 31, 2006 and statement of operations for PHH Mortgage and its consolidated Subsidiaries and consolidated Company Joint Ventures for the fiscal year ended December 31, 2006 are set forth in Section 3.7(e) of the Company Disclosure Schedule (the “Unaudited PMC Financial Statements” ). The Unaudited PMC Financial Statements were prepared from the books and records of PHH Mortgage and its consolidated Subsidiaries and consolidated Company Joint Ventures. The condensed consolidated balance sheet of PHH Mortgage and its consolidated Subsidiaries and consolidated Company Joint Ventures included in the Unaudited PMC Financial Statements fairly presents, in all material respects, the financial position of PHH Mortgage and its consolidated Subsidiaries and consolidated Company Joint Ventures as of the date thereof and the condensed consolidated statement of operations included in the Unaudited PMC Financial Statements fairly presents, in all material respects, the consolidated results of operations of PHH Mortgage and its consolidated Subsidiaries and consolidated Company Joint Ventures for the periods set forth therein, in each case in accordance with GAAP applied on a consistent basis, except that such Unaudited PMC Financial Statements do not include statements of cash flow or notes required by GAAP.
     (f) True and complete copies of the consolidating balance sheet of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of December 31, 2006 and consolidating statement of operations for the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures for the fiscal year ended December 31, 2006 are set forth in Section 3.7(f) of the Company Disclosure Schedule (the “Consolidating Financial Statements” ). The Consolidating Financial Statements were prepared from the books and records of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures. The consolidating balance sheet of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures included in the Consolidating Financial Statements fairly presents, in all material respects, the financial position of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of the date thereof and the consolidating statement of operations included in the Consolidating Financial Statements fairly presents, in all material respects, the consolidating results of operations of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures for the periods set forth therein, in each case in accordance with GAAP applied on a consistent basis, except that such Consolidating Financial Statements do not include statements of cash flow or notes required by GAAP.
     (g) The Company has established and maintains internal control over its financial reporting and disclosure controls and procedures (as such terms are defined in and required by Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries and Company Joint Ventures, is accumulated and communicated to the Company’s principal executive officer and its principal financial officer, as the case may be. With respect to the Company SEC Reports (to the extent not amended, modified or superseded by another Company SEC Report filed prior to the date of this Agreement), the Company’s disclosure controls (as applied in the preparation of the financial statements contained therein) complied, in all material respects, with Rule 13a-15 and Rule 15d-15 under the Exchange Act.
     (h) The Company has disclosed, based on the evaluation dated as of December 31, 2005, performed by or under the management of its chief executive officer and its chief financial officer prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses Known to the Company in the design or operation of its internal controls (as defined in Rule 13a-15(f) of the Exchange Act) over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any deficiencies and material weaknesses in internal control over financial reporting Known to the Company and (ii) any fraud Known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
     (i) Except as disclosed in the Filed Company SEC Reports, neither the Company nor any of its consolidated Subsidiaries or consolidated Company Joint Ventures is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its consolidated Subsidiaries or consolidated Company Joint Ventures, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction in the Company’s consolidated financial statements.
     (j) As of their respective filing dates, each of the Future Company SEC Reports (i) except as set forth in Section 3.7(j) of the Disclosure Schedule, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, each as in effect on the date such Future Company SEC Report is filed and (ii) will not contain any untrue statement of a material fact or will not omit to state a material fact required to be stated in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
     (k) On their respective dates of delivery to Parent:
          (i) The Company Financial Statements will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and will be prepared in accordance with GAAP, consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto), and will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of the dates thereof and the consolidated statements of operations, stockholder’s equity, and cash flows for the periods covered thereby, provided that any unaudited consolidated interim financial statements (including any related notes thereto) included in any such Company Financial Statement may not contain footnotes required by GAAP and are subject to normal year-end adjustments which, to the Knowledge of the Company, are not material in amount or significance), in each case as permitted by GAAP and the applicable rules and regulations promulgated by the SEC.
          (ii) The Future Company Financial Statements will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and will be prepared in accordance with GAAP, consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto), and will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of the dates thereof and the consolidated statements of operations, stockholder’s equity, and cash flows for the periods covered thereby, provided that such Future Company Financial Statement may not contain footnotes required by GAAP and will be subject to normal year-end adjustments which, to the Knowledge of the Company, will not be material in amount or significance), in each case as permitted by GAAP and the applicable rules and regulations promulgated by the SEC.
          (iii) The 2006 Audited PMC Financial Statements will be prepared in accordance with GAAP, consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto), and will fairly present, in all material respects the consolidated financial position of PHH Mortgage and its consolidated Subsidiaries and consolidated Company Joint Ventures as of the dates thereof and the consolidated statements of operations, stockholders’ equity, and cash flows for the periods covered thereby.
          (iv) The Revised Consolidating Financial Statements will be prepared from the books and records of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures. The consolidating balance sheet of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures included in the Consolidating Financial Statements will fairly present, in all material respects, the financial position of Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of the date thereof and the consolidating statement of operations included in the Consolidating Financial Statements will fairly present, in all material respects, the results of operations of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures for the periods set forth therein, in each case in accordance with GAAP applied on a consistent basis, except that such Revised Consolidating Financial Statements will not include statements of cash flow or notes required by GAAP.
          (v) The Mortgage Business Financial Statements will be prepared in accordance with GAAP, consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto), and will fairly present, in all material respects, the combined financial position of the Mortgage Entities and their consolidated Subsidiaries and consolidated Company Joint Ventures as of the dates thereof and the combined statements of operations, stockholder’s equity, and cash flows for the periods covered thereby, provided that any unaudited combined interim financial statements (including any related notes thereto) included in any such Mortgage Business Financial Statement may not contain footnotes required by GAAP and are subject to normal year-end adjustments which, to the Knowledge of the Company, are not material in amount or significance).
     SECTION 3.8 Absence of Certain Changes or Events. Since December 31, 2005, except as set forth in the Filed SEC Reports or in the Unaudited Company Financials, (i) there have not been any events, changes, developments, effects, circumstances, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect, (ii) the Company and its Subsidiaries and Company Joint Ventures have conducted their respective businesses, in all material respects, in the ordinary course of such businesses consistent with past practice and (iii) neither the Company nor any of its Subsidiaries or Company Joint Ventures has as of the date of this Agreement taken any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 5.1.
     SECTION 3.9 No Undisclosed Liabilities. Except as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 or as recorded or reflected or reserved against in the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries and Company Joint Ventures included in the Unaudited Company Financials, neither the Company nor any of its consolidated Subsidiaries or consolidated Company Joint Ventures has any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, whether due or to become due and whether or not required to be recorded or reflected or reserved against in a balance sheet under GAAP, other than such liabilities that have been incurred in the ordinary course of business consistent with past practice and that have not had, and that would not individually or in the aggregate reasonably be expected to have, a Company Material Adverse Effect.
     SECTION 3.10 Absence of Litigation. Except as expressly set forth in the Filed Company SEC Reports, (a) there is no material Legal Proceeding (as defined below) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or Company Joint Ventures or any present or former officer, director or employee of any of them (in their capacity as such), (b) no present or former officer, director or employee of the Company or any of its Subsidiaries or Company Joint Ventures has made a claim, or has notified the Company in writing of his or her intention to make a claim, for indemnification and (c) neither the Company nor any of its Subsidiaries or Company Joint Ventures is a party or are subject to (and, to the Knowledge of the Company, none of them are proposed to be subject to) any order, writ, judgment, injunction, decree or award of any Governmental Entity. No carrier of any Company Policy (as defined below) has asserted any denial of coverage with respect to any claim thereunder.
     SECTION 3.11 Employee Benefit Plans; Labor. Section 3.11(a) of the Company Disclosure Schedule contains a true and complete list of each “Benefit Plan” that the Company, any of its Subsidiaries or any Company Joint Venture contributes to, has an obligation to contribute to, sponsors or maintains as of the date hereof for the benefit of any employees (and former employees) and directors (and former directors) and consultants (and former consultants) of the Company or any of its Subsidiaries (such plans, programs, agreements and arrangements, collectively, “Company Plans”). Schedule 3.11(a) separately identifies (x) each Company Plan to which PHH Mortgage and its Subsidiaries have an obligation to contribute to, sponsor or maintain (each, a “Company Mortgage Plan”) and (y) each Company Plan to which any of the Fleet Entities have an obligation to contribute to, sponsor or maintain (each, a “Company Fleet Plan”). The Company has provided to the Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) of each Company Plan and, with respect thereto: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if any; (iii) any summary plan description and other written communications (or a description of any oral communications) concerning the extent of benefits provided under a Company Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Company Plans at any time within the twelve months immediately following the date hereof, and (v) for the two most recent years or such lesser period as may be applicable (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports. For purposes of this section 3.11, “Fleet Entities”shall mean each of PHH Vehicle Management Services, Group LLC, PHH Auto Finance LLC, and their respective wholly-owned Subsidiaries.
     (a) Each Company Plan has been established and maintained, in all material respects, in accordance with its terms and in compliance with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA” ), the Code, and other applicable Laws, rules and regulations.
     (b) Neither the Company nor any of its Subsidiaries has, currently or within the past six (6) years, sponsored, maintained or contributed to, or had any obligation to sponsor, maintain or contribute to, any “multiemployer plan” (within the meaning of ERISA Section 4001(a)(3)), and neither the Company nor any of its Subsidiaries has any liability with respect to any multiemployer plan (within the meaning of ERISA Section 4001(a)(3)) that currently, or has ever been sponsored, maintained or contributed to by any ERISA Affiliate, and no events have occurred or conditions exist that could reasonably be likely to result in any liability to the Company or any of its Subsidiaries with respect to any multiemployer plan.
     (c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, with respect to each Company Plan, (i) no Legal Proceedings (other than routine claims for benefits in the ordinary course) are pending or to the Knowledge of the Company, threatened and (ii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC” ) in respect of any Company Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein.
     (d) With respect to each Company Plan which is intended to be qualified under Section 401(a) of the Code, either the remedial amendment period for submitting an application for a determination letter in accordance with Internal Revenue Service (the “IRS” ) Revenue Procedure 2005-66 has not yet expired or an application for a determination letter has been submitted prior to the end of the remedial amendment period in accordance with Revenue Procedure 2005-66 and is pending as of the date hereof and, to the Knowledge of the Company, no circumstances exist which could reasonably be expected to materially adversely affect the tax-qualified status of such plan.
     (e) There has not been any “Reportable Event,” as described in Section 4043 of ERISA, nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)), in each case, with respect to any Company Plan. No event has occurred and no condition exists that would subject the Company or its Subsidiaries or, to the Knowledge of the Company, Company Joint Ventures to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Law. Neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, Company Joint Ventures has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code and payable by the former employee or beneficiary.
     (f) None of the execution and delivery of, the stockholder approval of, the performance by the Company of its obligations under, or the consummation of the transactions contemplated by, this Agreement (including the Mortgage Business Sale), will (either alone or upon occurrence of any additional or subsequent events) result in (i) the triggering or imposition of any material restrictions or limitations on the right of the Company or any of its Subsidiaries to amend or terminate any Company Plan, or (ii) (x) severance pay or any increase in severance pay upon any termination of employment as a result of the execution of this Agreement or consummation of the transactions contemplated hereby, (y) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans, or (z) any “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.
     (g) All Company Plans that are nonqualified deferred compensation plans (as defined under Section 409A of the Code) have been operated and administered in good faith compliance with Section 409A of the Code and the rules, regulation and guidance issued thereunder.
     (h) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) there are no controversies pending or, to the Knowledge of the Company, threatened, between the Company or any of its Subsidiaries or Company Joint Ventures and any of their respective employees; (ii) none of the Company or any of its Subsidiaries or Company Joint Ventures is in breach of any collective bargaining agreement or other labor union Contract applicable to Persons employed by the Company or any of its Subsidiaries or Company Joint Ventures, nor does the Company know of any activities or proceedings of any labor union to organize any significant number of such employees; and (iii) since February 1, 2005, there have been no, nor does the Company have any Knowledge of any threatened strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries or Company Joint Ventures.
     SECTION 3.12 Tax Matters.
     (a) The Company and each of its Subsidiaries and Company Joint Ventures (including the securitizations of the Company and its Subsidiaries) have (i) timely filed or caused to be timely filed on their behalf (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them in the manner provided by Law and all such filed Tax Returns were complete and accurate in all material respects and (ii) paid all Taxes (whether or not shown on such Tax Returns to be due) except with respect to matters contested in good faith and for which adequate reserves are reflected in the Unaudited Company Financials in accordance with GAAP.
     (b) The charges, accruals and reserves for Taxes with respect to the Company and its consolidated Subsidiaries and Company Joint Ventures reflected on the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries and Company Joint Ventures included in the Unaudited Company Financials are adequate under GAAP to cover the Tax liabilities accruing through the date thereof.
     (c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and each of its Subsidiaries and Company Joint Ventures have withheld from payments to their employees, independent contractors, creditors, shareholders and any other applicable persons (and timely paid to the appropriate Tax authority) proper and accurate amounts for all periods in compliance with all Tax withholding provisions of applicable Laws (including income, social security, and employment Tax withholding for all types of compensation) and such withheld Taxes have been either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose.
     (d) Neither the Company nor any of its Subsidiaries or Company Joint Ventures (i) is or has been a member of an Affiliated Group (as defined below) filing a consolidated tax return (other than a group the common parent of which was the Company, (ii) is a party to or bound by any Tax allocation, sharing, indemnity or similar agreement or arrangement with respect to Taxes, or (iii) has any liability under the Amended and Restated Tax Sharing Agreement, dated as of December 21, 2005, by and among Cendant Corporation, the Company and certain Affiliates thereof (the “Tax Sharing Agreement”).
     (e) Neither the Company nor any of its Subsidiaries or Company Joint Ventures has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency or filed or executed any power of attorney with any Governmental Entity with respect to any such Taxes.
     (f) The Company and the Subsidiaries and Company Joint Ventures do not, and did not, “participate” in a “listed transaction.” To the extent the Company or the Subsidiaries or Company Joint Ventures “participate,” or participated, in “reportable transactions” they complied with the applicable reporting requirements and attached to Section 3.12(e) of the Company Disclosure Schedule copies of the IRS Forms 8886 (or similar form under state, local or foreign laws) that the Company, or the Subsidiaries or the Company Joint Ventures filed (all of the terms enclosed in quotation marks in this Section 3.12(f) being defined in Section 1.6011-4 of the Treasury Regulations, or under equivalent provisions of state, local and foreign Tax Laws).
     (g) Section 3.12(g) of the Company Disclosure Schedule lists each foreign Subsidiary and Company Joint Venture for which an election has been made pursuant to Section 7701 of the Code and regulations thereunder to be treated as other than its default classification for U.S. federal income tax purposes, and except to the extent set forth in such schedule, each foreign Subsidiary or Company Joint Venture will be classified for U.S. federal income tax purposes according to its default classification.
     (h) There are no Tax Liens upon any of the assets or properties of the Company or any of its Subsidiaries or Company Joint Ventures, other than Liens for Taxes not yet due and payable and Liens for Taxes being contested in good faith and for which adequate reserves are reflected in the Unaudited Company Financials in accordance with GAAP.
     (i) The distribution by Cendant Corporation, a Delaware corporation (now known as Avis Budget Group, Inc.) on January 31, 2005 of all of the capital stock of the Company and the distribution by the Company on January 28, 2005 of all of the stock of Cendant Mobility Services Corporation, a Delaware corporation, to Cendant Corporation, qualified as distributions to which Section 355 of the Code applies, provided, however, that this representation shall not be considered inaccurate if, and to the extent that, any Tax arising from a failure to so qualify would be the responsibility of Cendant Corporation under Section 2.1(a) of the Tax Sharing Agreement. Neither the Company nor any Subsidiary or Company Joint Venture has taken or failed to take any action that would reasonably be expected to cause any such distribution not to qualify as a distribution to which Section 355 of the Code applies;
     (j) Neither the Company nor any of its Subsidiaries or Company Joint Ventures is under audit or examination by any Tax authority, and no written notice of such an audit or examination has been received by the Company or any of its Subsidiaries or Company Joint Ventures. Each material assessed deficiency resulting from an audit or examination relating to Taxes by any Tax authority has been timely paid (or adequate reserves therefor are reflected on the Company’s financial statements in accordance with GAAP) and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due or owing by the Company or any of its Subsidiaries or the Company Joint Ventures. No claim has been made in writing by an authority in a jurisdiction where any of the Company or any of its Subsidiaries or the Company Joint Ventures does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
     (k) Neither the Company nor any of the Company Subsidiaries or the Company Joint Ventures is or has been a United States real property holding corporation within the meaning of Section 897(c) of the Code.
     (l) Neither the Company nor any of the Company Subsidiaries or the Company Joint Ventures shall be required to include in income any amount in respect of an adjustment pursuant to Section 481 of the Code or comparable provisions of state, local or foreign Tax law. Neither the Company nor any of the Company Subsidiaries or the Company Joint Ventures has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Tax authority, relating to material Taxes, including any IRS private letter rulings or comparable rulings of any Tax authority and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any Law.

     (m) To the Knowledge of the Company, except for any inaccuracies that would not in the aggregate have a Company Material Adverse Effect, Section 3.12(m) of the Company Disclosure Schedules sets forth the net asset basis of the Company and its Subsidiaries as of December 31, 2005.
     (n) There is no Contract by the Company or any of its Subsidiaries covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Company by reason of Section 162(m) of the Code.
     (o) Neither the Company nor any of the Company Subsidiaries has deferred intercompany gains or excess loss accounts described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income tax law).
     As used in this Agreement, the term (i) “Tax” (including, with correlative meaning, the term “Taxes”) shall mean (A) all federal, state, provincial local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) liability for the payment of any amounts of the type described in clause (A) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group, and (C) liability for the payment of any amounts as a result of an obligation to indemnify any other person with respect to the payment of any amounts of the type described in clauses (A) or (B); and (ii) “Tax Return“ shall mean all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns), including amendments thereto, required to be supplied to a Tax authority relating to Taxes.
     SECTION 3.13 Opinions of Financial Advisors. Merrill Lynch & Co and Gleacher Partners LLC (collectively, the “Company Financial Advisors”) have delivered to the Company Board their respective written opinions (or oral opinions to be confirmed in writing), dated as of the date of this Agreement, that, as of such date, the Merger Consideration to be received by the holders of the Company Common Stock is fair to such holders, from a financial point of view (the “Fairness Opinions”). It is agreed and understood that such opinions are for the benefit of the Company Board, and may not be relied upon by the Parent or Merger Sub.
     SECTION 3.14 Brokers. Other than pursuant to the terms of the engagement letters included in Section 3.14 of the Company Disclosure Schedule, no broker, finder or investment banker (other than the Company Financial Advisors) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and the other transactions contemplated by this Agreement or the Mortgage Business Sale based upon arrangements made by and on behalf of the Company or any of its Subsidiaries or Company Joint Ventures.
     SECTION 3.15 Takeover Statutes; Company Rights Agreement. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.8, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under the MGCL or other federal or provincial laws applicable to the Company is applicable to the Merger (each, a “Takeover Statute” ), including any takeover provision in its Charter or Bylaws. The Company has taken all necessary actions so that any Takeover Statute and the Company Rights Agreement are not, and will not be, applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, and this Agreement, the Merger and the other transactions contemplated by this Agreement will not be subject to any Takeover Statute or result in the ability of any Person to exercise any Company Rights under the Company Rights Agreement or enable or require the Company

Rights to separate from the shares of Company Common Stock to which they are attached or to become distributable, unredeemable or exercisable.
     SECTION 3.16 Intellectual Property.
     (a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) the Company and its Subsidiaries and Company Joint Ventures own or have all rights to use any and all inventions, copyrights, software, trademarks, service marks, trade names, domain names, trade dress, patents, trade secrets and all other intellectual property rights of any kind or nature (including all applications and registrations for the foregoing, the “Intellectual Property”) used or necessary for use in their respective businesses as currently conducted, (ii) the conduct of the business of the Company and its Subsidiaries and Company Joint Ventures as currently conducted does not infringe, conflict with or otherwise violate any Intellectual Property of any third party and such Intellectual Property is not being infringed by any third party, and (iii) there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened alleging the same. The Company and its Subsidiaries and Company Joint Ventures take and have taken commercially reasonable actions to maintain and preserve their material Intellectual Property. Section 3.16(b) of the Company Disclosure Schedule contains a true and complete list of all material Open Source Software used by the Company or its Subsidiaries or Company Joint Ventures and the manner of its use.
     (b) Section 3.16(b) of the Company Disclosure Schedule contains a true and complete list of all material registrations, applications for registration, and unregistered trademarks, service marks, trade names, and software included in the Intellectual Property owned by the Company, its Subsidiaries or Company Joint Ventures, reflecting the owner, jurisdiction and, as applicable, filing and registration dates thereof.
     SECTION 3.17 Environmental Matters.
     (a) Except as set forth in the Filed Company SEC Reports, and with such exceptions as would not, individually or in the aggregate, have a Company Material Adverse Effect:
          (i) each of the Company, its Subsidiaries and Company Joint Ventures is and has been in compliance with applicable Environmental Laws (as defined below) and has received and is and has been in compliance with all Licenses required under Environmental Laws for the conduct of its business (“Environmental Permits”);
          (ii) neither the Company nor any of its Subsidiaries or Company Joint Ventures has been or is presently the subject of any Environmental Claim (as defined below) and, to the Knowledge of the Company, no Environmental Claim is pending or threatened against either the Company or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was retained or assumed either contractually or by operation of Law by either the Company or any of its Subsidiaries or Company Joint Ventures;
          (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries or Company Joint Ventures nor any other Person, has managed, used, stored, or disposed of Hazardous Substances (as defined below) on, at or beneath any properties currently leased, operated or used or previously owned, leased, operated or used by the Company or any of its Subsidiaries or Company Joint Ventures, and no Hazardous Substances are present at such properties, in amounts or circumstances that would reasonably be expected to form the basis for an Environmental Claim against either the Company or any of its Subsidiaries or Company Joint Ventures;

          (iv) to the Knowledge of the Company, no properties presently owned, leased or operated by either the Company or any of its Subsidiaries or Company Joint Ventures contain any landfills, surface impoundments, disposal areas, underground storage tanks, aboveground storage tanks, asbestos or asbestos-containing material, polychlorinated biphenyls, radioactive materials or other Hazardous Substances that would be reasonably expected to give rise to any closure, remediation, removal or retirement costs;
          (v) no Lien imposed by any Governmental Entity pursuant to any Environmental Law is currently outstanding and no financial assurance obligation is in force as to any property leased or operated by either the Company or any of its Subsidiaries or Company Joint Ventures; and
          (vi) to the Knowledge of the Company, the Company and its Subsidiaries and Company Joint Ventures have no obligation or liability relating to or arising under Environmental Law by Contract.
     (b) For purposes of this Agreement, the following terms shall have the meaning assigned below:
     “Environment” means any ambient, workplace or indoor air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life, natural resources, and the sewer, septic and waste treatment, storage and disposal systems servicing real property or physical buildings or structures.
     “Environmental Claim” means any claim, cause of action, investigation or notice by any Person or any Governmental Entity alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, or fines or penalties) based on or resulting from (a) the presence or Release of any Hazardous Substances at any location, whether or not owned or operated by the Company or any of its Subsidiaries or Company Joint Ventures, or (b) any violation of any Environmental Law.
     “Environmental Laws” shall mean any Law relating to: (i) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (ii) exposure of employees or third parties to any Hazardous Substances, (iii) any Release or threatened Release of any Hazardous Substances, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, or (iv) the management of any Hazardous Substances, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials.
     “Hazardous Substance” shall mean any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in CERCLA; any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act, as amended (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended and including any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, and radon gas.
     “Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance).

     SECTION 3.18 Affiliate Transactions. Except as included in the Filed Company SEC Reports, there are no transactions, agreements or arrangements between the Company or its Subsidiaries or Company Joint Ventures, on the one hand, and any other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K. Section 3.18 of the Company Disclosure Schedule describes all transactions, agreements and arrangements between the Company, on the one hand, and any Mortgage Entity, on the other hand.
     SECTION 3.19 Contracts. Except as included in the Filed Company SEC Reports, the Company, its Subsidiaries and Company Joint Ventures are not a party to nor are any of their respective properties or assets bound by:
     (a) Contracts that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;
     (b) Mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to Indebtedness (as defined below) or extension of credit, in each case as to which the Company, its Subsidiaries or Company Joint Ventures is an obligor and has an outstanding principal amount in excess of $5 million, other than (i) trade accounts receivables and payables and (ii) loans to direct or indirect wholly-owned Subsidiaries, in each case incurred or made in the ordinary course of business consistent with past practice;
     (c) Contracts as to which the Company, one of its Subsidiaries or a Company Joint Venture is an obligor that relate to (i) the deferred purchase price (to the extent in excess of $5 million in respect of any single Contract, or $10 million with respect to all such Contracts) that the Company, one of its Subsidiaries or a Company Joint Venture is or will be obligated to pay in respect of property or (ii) (A) with respect to the Fleet Business, (1) the sale (including any conditional sale) or servicing of any loans, (2) the sale (including any conditional sale) or servicing of leases or lease portfolios or other receivables pursuant to any Contract for aggregate consideration in excess of $1.5 million, or (3) the securitization of loans, leases or other receivables, or (B) with respect to the Mortgage Business, (1) the origination of mortgage loans through the Mortgage Business’s private label sales channel with respect to which the unpaid balances of such mortgage loans originated in 2006 were in excess of $100 million in the aggregate, (2) whole loan sales to third parties (other than Fannie Mae, Freddie Mac and Ginnie Mae) since January 1, 2006 with respect to which the aggregate amount of unpaid loan balances for loans sold pursuant to such Contracts are in excess of $100 million, (3) servicing rights sold to third parties since January 1, 2006, (4) servicing rights acquired by one or more of the Mortgage Entities (other than those acquired pursuant to its private label sales arrangements) since January 1, 2006, (5) mortgage loan pooling and servicing arrangements since January 1, 2006, (6) securitizations of mortgage backed securities since January 1, 2006, (7) PHH Mortgage Corporation’s or Bishop’s Gate Residential Mortgage Trust’s Contracts with Fannie Mae, Freddie Mac or Ginnie Mae and (8) except for agreements entered into in the ordinary course of business consistent with past practice, conditional sale arrangements, or agreements relating to sale, securitization or servicing of loans, leases or loan or lease portfolios or other receivables with aggregate outstanding amounts in excess of $5 million;
     (d) Contracts that relate to any guarantee or assumption of other obligations or reimbursement of any maker of a letter of credit, except for agreements entered into in the ordinary course of business consistent with past practice, which agreements relate to obligations which do not exceed $5 million in the aggregate for all such agreements;
     (e) Except for Contracts contemplated by another subsection of this Section 3.19 or Contracts entered into in the ordinary course of business, consistent with past practice, Contracts that were entered into after March 1, 2005 or not yet consummated, that involve the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets for aggregate consideration under such Contract in excess of $10 million, or capital stock or other equity interests of another Person;
     (f) Except for the Company Joint Venture Agreements, Contracts that relate to the formation, creation, operation, management or control of, or participation in, any partnership or joint venture with a third party;
     (g) Contracts with respect to any acquisition, divestiture, merger or similar transaction, pursuant to which the Company or any of its Subsidiaries or Company Joint Ventures has continuing indemnification, “earn-out” or other contingent payment obligations, in each case that could individually or in the aggregate, result in payments in excess of $5 million;
     (h) Contracts that provide for any standstill arrangements restricting the Company’s, any of its Subsidiaries, or any Company Joint Venture’s ability to acquire or combine with any assets, securities or businesses or any other Person’s ability to acquire or combine with any assets, securities or businesses of the Company, any of its Subsidiaries or any Company Joint Venture, or any voting, standstill or registration rights Contract to which any of the Company, any of its Subsidiaries or any Company Joint Venture is a party;
     (i) Except for (i) Contracts contemplated by another subsection of this Section 3.19 or (ii) Contracts entered in the ordinary course of business consistent with past practice or (iii) indemnity rights arising under the constituent documents of the Company or its Subsidiaries or pursuant to applicable Law, Contracts providing for continuing indemnification obligations by the Company, any of its Subsidiaries or any Company Joint Venture;
     (j) Contracts that contain covenants which, by their terms, (A) prohibit or limit the Company or any of its Subsidiaries, Company Joint Ventures or existing or future Affiliates of any of them from competing in any business or with any Person or in any geographic area in which the Company or its Subsidiaries or Company Joint Ventures currently operate; (B) granting any exclusive rights or licenses under Intellectual Property; or (C) otherwise prohibiting or limiting the right of the Company or its Subsidiaries or Company Joint Ventures, or existing or future Affiliates of any of them, to conduct their business;
     (k) Except for agreements entered into by one or more Mortgage Entities in the ordinary course of the Mortgage Business consistent with past practice, Contracts that involve any exchange traded, over the counter or other swap, cap, floor, collar, futures Contract, forward Contract, option or any other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates foreign currency and indices;
     (l) Contracts that have as a party any current or former director, officer, partner, employee or current Affiliate (as defined below) of the Company or any of its Subsidiaries or Company Joint Ventures or any Person who beneficially owns 5% or more of the Company Common Stock;
     (m) (i) Contracts between or among the Company or any Subsidiary or Company Joint Venture and any federal Governmental Entity, (ii) with respect to the Fleet Business, Contracts between or among the Company or any Subsidiary or Company Joint Venture and any state, municipal or non-U.S. Governmental Entity, to the extent any such Contract involves revenue to or payments by the Company in fiscal year 2006 in excess of $1 million (net of pass-throughs, third party costs and the depreciation portion of billings (whether or not measured in cash)) or is reasonably likely to involve revenue to or payments by the Company in fiscal year 2007 in excess of $1 million (net of pass-throughs, third party costs and the depreciation portion of billings (whether or not measured in cash)), and (iii) with respect to the Mortgage Business, Contracts between or among the Company or any Subsidiary or Company Joint Venture and any state, municipal or non-U.S. Governmental Entity;
     (n) Contracts between the Company or any Subsidiary or Company Joint Venture, on the one hand, and Avis Budget Group Inc. (f/k/a Cendant Corporation) or any of its Affiliates, on the other hand;
     (o) Except for Contracts contemplated by another subsection of this Section 3.19, (i) with respect to the Fleet Business, (A) any customer or client Contracts of the Company, any of its Subsidiaries or any Company Joint Ventures under which the aggregate revenue (net of pass-throughs, third party costs and the depreciation portion of billings (whether or not measured in cash)) (1) received by the Company or one or more of its Subsidiaries or Company Joint Ventures in fiscal year 2006 or (2) expected to be received by the Company or one or more of its Subsidiaries or Company Joint Ventures in fiscal year 2007, equal or exceed $1.8 million and (ii)(B) any supply Contracts that involved payments by the Company, any of its Subsidiaries or any Company Joint Ventures in fiscal year 2006, in the aggregate, in excess of $10 million or are expected to involve payments in excess of $10 million in fiscal 2007, and (ii) with respect to the Mortgage Business, (A) the 20 largest customer or client Contracts of the Company, its Subsidiaries and Company Joint Ventures based on net revenues (whether or not measured in cash) (i) received in fiscal year 2006 and (ii) expected to be received in fiscal year 2007 and (B) supply Contracts that required aggregate payments (whether or not measured in cash) in fiscal year 2006 in excess of $2.5 million or that are reasonably likely to require aggregate payments in fiscal year 2007 in excess of $2.5 million;
     (p) Insurance policies and Contracts of the Company or any Subsidiary or Company Joint Venture other than surety bonds obtained in the ordinary course of business (each, a “Company Policy” ); and
     (q) Commitments or agreements to enter into any of the foregoing.
     Each Contract of the type described in clauses (a) through (q) above is set forth in Section 3.19 of the Disclosure Schedule and is referred to herein as a “Material Contract”. The Company has made available to Parent, as of the date of this Agreement, true, correct and complete copies of the Material Contracts. Each Material Contract is valid and binding on the Company and its Subsidiary and Company Joint Ventures that is a party thereto, and to the Knowledge of the Company, each other party thereto and is in full force and effect. The Company and its Subsidiaries and Company Joint Ventures that is a party thereto, and to the Knowledge of the Company, each other party thereto have complied, in all material respects, with all obligations required to be performed or complied with by them under each Material Contract. Assuming receipt of the approvals, consents or waivers set forth on Sections 3.5(a) and 3.5(b) of the Company Disclosure Schedule, no Material Contract will cease to be valid and binding and in full force and effect as a result of the consummation of the Merger or the other transactions contemplated hereby, and no approval, consent or waiver of any Person is needed in order for any Material Contract to continue to be valid, binding and in full force and effect following the consummation of the Merger or the other transactions contemplated hereby. Neither the Company nor any of its Subsidiaries or Company Joint Ventures has received any written or, to the Knowledge of the Company, oral notice of termination under or cancellation of, any Material Contract. There is no (and no event has occurred that with the lapse of time or the giving of notice or both, would constitute a) material default, amortization or termination event, event triggering the requirement to provide additional collateral or increase in overcollateralization levels or another similar event or condition under any Material Contract by the Company or any of its Subsidiaries or Company Joint Ventures or, to the Knowledge of the Company, or any other party thereto.

     The Company has previously provided Parent with a copy of two master assignment Contracts used by the Fleet Entities in connection with the sale of leases or lease portfolios. Each Contract entered into by a Fleet Entity in connection with the sale of leases or lease portfolios has conformed, in all material respects, with the terms set forth in one or both such master assignment Contracts (it being understood that no representation shall be made with respect to terms contained in any such sale agreements that are not contained in, or inconsistent with, the terms of such master assignment Contracts).
     SECTION 3.20 Properties. Neither the Company nor its Subsidiaries or Company Joint Ventures own any real property in fee simple. Section 3.20 of the Company Disclosure Schedule sets forth a true and complete list of all real property leased by the Company, its Subsidiaries and Company Joint Ventures (the “Leased Properties” ). The interests of the Company, its Subsidiaries and Company Joint Ventures in the Leased Properties identified in Section 3.20(a) of the Disclosure Schedule are held free and clear of any Liens, except for Permitted Liens. No written termination of or notice of material default has been received by the Company or any of its Subsidiaries or Company Joint Ventures under any leases relating to any material Leased Property.
     SECTION 3.21 Title to Properties. Each of the Company and its Material Subsidiaries and Material Company Joint Ventures has good and marketable title to all material properties and other material assets used by any of them in the conduct or operation of their business in the ordinary course, consistent with past practice, free and clear of all Liens other than Permitted Liens.
     SECTION 3.22 Mortgage Lending Practices.
     (a) Except as would not, or would not reasonably be expected to result in a Company Material Adverse Effect, each Mortgage Loan owned by the Mortgage Entities (i) is eligible for sale to at least one investor that regularly purchases Mortgage Loans from the Mortgage Entities on a non-recourse basis (other than repurchase obligations for breaches of representations and warranties of the Mortgage Entity, first payment default and recapture of purchase premiums) and not including investors in the business of purchasing mortgage loans known to contain defects, (ii) was underwritten and originated, and the loan documents and loan files maintained by the Mortgage Entities with respect thereto are being maintained by the Mortgage Entities, in compliance in all material respects with all applicable Laws, in accordance with the Mortgage Entities’ underwriting standards then in effect and the requirements of each insurer of such Mortgage Loan (if any) in effect and applicable at the time such insurance was obtained, and (iii) is eligible as collateral under any warehouse lending or other credit facility used by the Mortgage Entities to fund the Mortgage Loan and does not violate any terms of such credit facility.
     (b) Except as would not, or would not reasonably be expected to result in a Company Material Adverse Effect, each Mortgage Loan that has been sold by a Mortgage Entity was underwritten and originated, and the loan documents and loan files maintained by the Mortgage Entities with respect thereto were maintained by the Mortgage Entities, in compliance in all material respects with (i) all applicable requirements of the investor that acquired such Mortgage Loan, including requirements relating to underwriting criteria, credit quality, loan-to-value ratio, lien position, verification and documentation standards, (ii) all applicable Laws, and (iii) the requirements of each insurer of such Mortgage Loan (if any) in effect and applicable at the time such insurance was obtained.
     (c) Since December 31, 2005, no investor or insurer has (i) given written notice or a written report to the Company that any of the Mortgage Entities has violated or has not complied on a recurring and material basis with the applicable underwriting standards with respect to Mortgage Loans sold by the Mortgage Entities to an investor or (ii) imposed restrictions on the activities (including commitment authority or volume restrictions) of any of the Mortgage Entities.

     SECTION 3.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub of, or Parent’s or Merger Sub’s use of, any such information, including any information, documents or other material made available to Parent or Merger Sub in expectation of the transactions contemplated by this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB
     Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company, that except as set forth in the disclosure schedule dated the date hereof and delivered by Parent and Merger Sub to the Company (the “Parent Disclosure Schedule”):
     SECTION 4.1 Organization and Qualification. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, operate or lease its properties and assets and to carry on its business as it is now being or will be conducted.
     SECTION 4.2 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its obligations under this Agreement, and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, have been duly and validly authorized by all necessary action and no other proceedings on the part of Parent or Merger Sub are necessary pursuant to their respective organizational documents, the Delaware General Corporation Law or the MGCL to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law). The Parent has approved, and Parent, as the sole stockholder of Merger Sub, has approved, this Agreement, the Merger and the other transactions contemplated by this Agreement.
     SECTION 4.3 No Conflict; Required Filings and Consents.
     (a) The execution and delivery of, the performance by each of the Parent and the Merger Sub of its obligations under, this Agreement and the Mortgage Business Sale Agreement and the consummation of the transactions contemplated by this Agreement by the Parent or Merger Sub will not: (i) conflict with or violate the respective organizational documents of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained and all filings described in subsection (b) below have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which either of them or their respective properties or assets are bound, or (iii) violate or conflict with, or result in a breach of any provision of, or require any consent, waiver or approval or result in a default or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their Affiliates is a party or by which Parent, Merger Sub or any of their Affiliates or any of their respective properties or assets are bound or (iv) violate any Law applicable to Parent or Merger Sub or by which any of its or any of their respective assets are bound, except in the case of clauses (ii) and (iii), which would not prevent, materially impair or delay the consummation of the Merger and the other transactions contemplated by this Agreement.
     (b) The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its obligations under this Agreement, and the consummation of the Merger and the other transactions contemplated by this Agreement, do not and will not require any consent, approval, authorization or permit of, action or nonaction by, filing with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Exchange Act, the HSR Act, any applicable Antitrust Law and state securities, takeover and “blue sky” Laws, (ii) approval from the New York State Department of Insurance, (iii) the filing with and the acceptance for record by the Department of the Articles of Merger as required by the MGCL and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (iv) the Consents (as defined below) and (v) any such consent, approval, authorization, permit, action, filing, or notification the failure of which to make or obtain would not prevent, materially impair or delay the consummation of the Merger and the other transactions contemplated by this Agreement.
     SECTION 4.4 Absence of Litigation. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that would reasonably be expected to prevent, materially impair or delay the consummation of the Merger and the other transactions contemplated by this Agreement. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity that would, individually or in the aggregate, reasonably be expected to prevent, materially impair or delay the consummation of the Merger and the other transactions contemplated by this Agreement.
     SECTION 4.5 Compliance with Law. The business of each of the Parent and Merger Sub is being conducted in compliance in all material respects with Laws and the Parent and Merger Sub each has obtained and is in compliance, in all material respects, with all material Licenses necessary to conduct its business as presently conducted.
     SECTION 4.6 Brokers. No broker, finder or investment bank (other than Lehman Brothers, Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.
     SECTION 4.7 Operations of Merger Sub. Merger Sub has been organized as a Maryland corporation solely for the purposes of effecting the Merger and the other transactions contemplated by this Agreement, and prior to the Effective Time, Merger Sub will have engaged in no other business activities and will have no material assets, liabilities or obligations other than as those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. Parent owns Beneficially (as defined below) and of record all of the outstanding capital stock of Merger Sub free and clear of all Liens.
     SECTION 4.8 Ownership of Shares of Company Common Stock. As of the date of this Agreement, the Parent, Merger Sub and their respective controlled Subsidiaries (which, for the avoidance of doubt, shall not include any pension fund or trust established or maintained for the benefit of any present or former employees of the Parent or any of its Affiliates) (the “Parent Beneficial Owners” ) do not own (directly or indirectly, Beneficially or of record) 5% or more of Company Common Stock nor do the Parent Beneficial Owners holds the right to acquire (when taken together with any Company Common Stock owned by the Beneficial Owners) 5% or more of Company Common Stock except pursuant to this Agreement. In addition, no Parent Beneficial Owner, is or has ever been deemed to be, an “interested stockholder” or an “affiliate of [an] interested stockholder” for purposes of Sections 3-601 through 3-604 of the MGCL.
     SECTION 4.9 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement, the Merger or the other transactions contemplated by this Agreement. The vote or consent of Parent, as the sole stockholder of Merger Sub (which has occurred prior to the date hereof), is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement, the Merger or the other transactions contemplated by this Agreement.
     SECTION 4.10 Mortgage Business Sale Agreement; Sufficiency of Funds.
     (a) Included in Section 4.10 of the Disclosure Schedule is a true and complete copy of the Mortgage Business Sale Agreement to the Company. As of the date hereof, the Mortgage Business Sale Agreement is in full force and effect. To the Knowledge of the Parent, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Pearl Holding Corp. under the Mortgage Business Sale Agreement or any failure of the Mortgage Business Sale Agreement to remain in full force and effect.
     (b) Parent and Merger Sub have and will have on the Closing Date, sufficient cash resources to (i) pay the Merger Consideration payable hereunder, (ii) otherwise refinance any existing indebtedness for borrowed money that will be required to be repaid by the Company as a result of the Merger or the Mortgage Business Sale, (iii) pay any and all fees and expenses in connection with the Merger and the Mortgage Business Sale (including each of the transactions described in this Section 4.10) and (iv) satisfy any of their respective other payment obligations pursuant to this Agreement.
     SECTION 4.11 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
     SECTION 5.1 Conduct of Business of the Company Pending the Merger. The Company covenants and agrees as to itself and as to its Subsidiaries and Company Joint Ventures of which the Company has directly or indirectly, the power generally to direct or control the day-to-day management and policies thereof, whether through ownership of securities, by Contract or otherwise (each, a “Controlled Related Party”), after the date hereof and prior to the Effective Time or earlier termination of this Agreement (unless Parent shall otherwise approve in advance in writing, which approval shall not be unreasonably withheld or delayed) and except as otherwise expressly contemplated by this Agreement or required by applicable Law, the business of it and its Controlled Related Parties shall be conducted in the ordinary course, and it and its Controlled Related Parties shall use commercially reasonable efforts to: (i)

preserve intact in all material respects their respective business organizations, (ii) comply in all material respects with the requirements of all Material Contracts and Permits, (iii) maintain existing relations and goodwill with customers, suppliers, creditors, lessors, employees and business associates, and use reasonable best efforts to comply in all material respects with all applicable Laws. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time or earlier termination of this Agreement, except (A) as otherwise expressly contemplated by this Agreement, (B) as Parent may approve in advance in writing (such approval not to be unreasonably withheld or delayed), (C) as required by applicable Law, or (D) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company will not and will not permit its Controlled Related Parties to:
     (a) adopt or propose an amendment or otherwise change the Charter or Bylaws or the comparable organizational documents of any of the Company’s Controlled Related Parties;
     (b) merge or consolidate itself or any Controlled Related Party with any other Person, or restructure, reorganize or completely or partially liquidate;
     (c) acquire, purchase or lease (in each case, whether by merger, consolidation or by any other manner) any material assets (other than in the ordinary course of business, consistent with past practice) or any business or Person;
     (d) issue, sell, deliver or amend, or authorize or propose the issuance, sale, delivery or amendment of, any shares of its capital stock other than the issuance of equity interests by its wholly owned Subsidiaries to the Company or to another of its wholly owned Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, in each case other than the shares of Company Common Stock issuable pursuant to Company Options and Restricted Stock Units outstanding as of the date of this Agreement under the Plans and Restricted Stock Units earned but not awarded prior to the date of this Agreement, as described in Section 3.3(b)(iii)(y) or (z);
     (e) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its shares of capital stock, except for any dividend or distribution (i) by a wholly owned Company Subsidiary (other than any of PHH Mortgage Corporation, Speedy Title and Appraisal Review Services LLC, PHH Broker Partner Corporation, Atrium Insurance Corporation, Haddonfield Holding Corporation or Bishop’s Gate Residential Mortgage Trust) to the Company, (ii) by a wholly owned Subsidiary of the Company or a Company Joint Venture to another wholly owned Subsidiary of the Company or (iii) by a Company Joint Venture or a non-wholly owned Subsidiary of the Company to the extent required by its organizational documents;
     (f) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;
     (g) except (A) in the ordinary course of business pursuant to the Company’s and its Subsidiaries’ and Company Joint Ventures’ existing credit agreements, warehouse facilities, indentures, securitization facilities and other financing arrangements (or any ordinary course renewals thereof on substantially similar terms as, or terms more favorable to the Company than, those currently in effect) as set forth in Section 5.1(g) of the Company Disclosure Schedule (“Financing Facilities”), or (B) by, to, between or among the Company and the wholly-owned Subsidiaries of the Company, or (C) as permitted by Section 5.1(s), incur any Indebtedness for borrowed money, issue or sell any debt securities (including securities issued in any form, debt or otherwise, in connection with securitization transactions), assume, guarantee (other than granting any residual guaranty to funding sources in the ordinary course of business of the Fleet Business, consistent with past practice) or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any capital contributions to, or investments in, or (except to customers in the ordinary course of the Mortgage Business consistent with past practice) make any loans or advances to, any other Person; provided, however, that notwithstanding any other provision of this clause (g), the Company shall not incur any Indebtedness for borrowed money or issue or sell any debt securities unless callable or prepayable by the Company at any time without the payment of any penalty, premium or fee (other than customary breakage costs associated with (i) the prepayment of ordinary course borrowings under the Company’s existing $1.3 billion credit facility, $750 million term loan facility and $500 million revolving credit loan facility listed in Schedule 5.1(g) and (ii) the prepayment of commercial paper having a term of 30 days or less sold by the Company in the ordinary course of business);
     (h) except for Contracts of the type described in clause (g) above (which shall be governed exclusively by such clause (g)), transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its or its Subsidiaries’ or Company Joint Ventures’ material assets, product lines or businesses, including capital stock of any of its Subsidiaries or Company Joint Ventures, except any such transactions among it and its wholly owned Subsidiaries and except for Liens pursuant to the Financing Facilities;
     (i) except for Contracts with customers or clients entered into, amended or modified in the ordinary course of business consistent with past practice, enter into a Contract that would be a Material Contract (if it existed as of the date of this Agreement) or amend, modify or terminate any Material Contract, or cancel, modify or waive any debts or claims held by, or material rights or obligations under any Material Contract, except in the ordinary course of business consistent with past practice or as otherwise permitted by this Section 5.1 (provided that the Company shall notify Parent of the entry or renewal of any Material Contract of the type described in Section 3.19(o));
     (j) make or authorize any capital expenditure, other than in respect of the capital expenditures contemplated by the 2007 budget of the Company previously delivered to Parent;
     (k) make any changes (other than immaterial changes made in the ordinary course of business, consistent with past practice) with respect to financial or tax accounting methods, principles, policies or procedures, except as required by GAAP or applicable Law;
     (l) settle or offer or propose to settle any Legal Proceeding, other than any commercially reasonable settlement, offer or proposal made consistent with past practice (i) with respect to any Legal Proceeding arising solely from the conduct or operation of the Fleet Business and for an amount less than or equal to the amount reserved for such Legal Proceeding in the Unaudited Company Financials (which settlements, offers or proposals in the aggregate, shall not exceed $500,000), unless fully covered by insurance, or (ii) with respect to any Legal Proceeding arising solely from the conduct or operation of the Mortgage Business and for an amount less than or equal to the amount reserved for such Legal Proceeding in the Unaudited Company Financials (which settlements, offers or proposals in the aggregate, shall not exceed $2 million), unless fully covered by insurance;
     (m) make, revoke or change any material Tax election unless such election is either required by applicable Law or reasonably determined by the Company upon good faith consultation with Parent to be necessary or advisable;
     (n) (i) enter into, establish, amend, terminate or renew any severance or termination pay, (ii) increase or accelerate the compensation or benefits payable under any existing severance, employee benefit or termination pay agreement or arrangement other than as required by the terms of the applicable Company Plan in effect on the date hereof or applicable Law, (iii) other than with respect to third party professional consultants engaged in the ordinary course of business consistent with past practice, enter into, establish, amend, terminate or renew any employment, consultancy, bonus, severance, termination pay, retirement or other similar agreement or arrangement or any Company Plan (or materially amend any such existing agreement or arrangement), (iv) enter into, establish, amend, terminate or renew any collective bargaining, profit-sharing, thrift, pension, retirement, deferred compensation, incentive compensation, equity compensation or other material benefit plan or arrangement except as required by applicable Law, (v) make any increase in compensation or benefits other than those increases that are contemplated by and consistent with, the annual 2007 budget of the Company previously delivered to Parent, (vi) hire or engage any employee or independent contractor, respectively, with total compensation in any year over $300,000; or (vii) loan or advance any money or other property to any employee, director or consultant, other than (x) routine advances solely for business purposes made in the ordinary course of business, consistent with past practice; (y) loans made to employees under the Company’s employee mortgage loan programs, as in effect on the date hereof, or (z) leasing or rental of company cars for the benefit of employees under the Company’s employee company car programs, as in effect on the date hereof;
     (o) grant any equity or equity-based compensation award (whether in the form of options, restricted stock, restricted units or otherwise) or renew any previously terminated equity or equity-based compensation plan;
     (p) except as required under the Tax Sharing Agreement, amend any material Tax Return; or settle or compromise any Legal Proceeding relating to material Taxes; or change (or make a request to any Tax authority to change) any material aspect of its method of accounting or method of reporting income or deductions for Tax purposes, or accounting practice or policy from those employed in the preparation of the most recent Tax Return or consent to any extension or waiver of the limitation period applicable to any claim or assessment relating to Taxes, except as required by applicable Law;
     (q) repay or redeem any outstanding Indebtedness for borrowed money or any debt securities of the Company, its Subsidiaries or any Company Joint Venture, other than repayment in the ordinary course of business, consistent with the maturities of such Indebtedness as of the date hereof;
     (r) other than (x) in the ordinary course of business, consistent with past practice and (y) solely with respect to the Mortgage Business, other than as required under any applicable Law or any origination, loan sale, servicing, sub-servicing, administration or other securitization agreement, amend or modify the standards of evaluating, originating, underwriting and funding new business (including the Lending Policies or Loan Reserve Policies);
     (s) enter into any securitization facility, other than any renewals of existing facilities on substantially identical or more favorable terms to the Company, or amend or modify, or cancel or waive any rights under, any securitization facility, other than, solely with respect to the Mortgage Business, the transfer of mortgage loans to, or the consummation of securitization transactions with, Securitization Trusts with structures and on terms and conditions (including with respect to pricing) substantially identical to or more favorable to the Company than the securitization transactions entered into by the Company and its Controlled Related Parties in 2006. For purposes of this Section 5.1(s), “Securitization Trust” shall mean any Person which has been established for the purpose of issuing debt or equity securities, the payments of which are derived primarily from the cash flow on mortgage loans and which are issued pursuant to pooling and servicing agreements substantially similar to those used by the Company and its Controlled Related Parties in securitization transactions in 2006; or

     (t) agree, in writing or otherwise, to take any of the foregoing actions.
     Notwithstanding any provision contained in this Agreement, action taken by the Company or its Subsidiaries or Company Joint Ventures which is expressly permitted under this Section 5.1 shall not constitute a misrepresentation or breach of any representation, warranty or covenant under this Agreement.
     SECTION 5.2 Conduct of Business of Parent Pending the Merger. Parent covenants and agrees that, during the period from the date hereof until the Effective Time or earlier termination of this Agreement, except as expressly permitted by this Agreement, as required by Law, or unless the Company shall otherwise approve in advance in writing, which approval shall not be unreasonably withheld or delayed, neither Parent nor any of its Subsidiaries shall take any action that would prevent, materially impair or delay the consummation of the Merger and the other transactions contemplated by this Agreement, including the obtaining of the financing necessary for the consummation of the Merger.
ARTICLE VI
ADDITIONAL AGREEMENTS
     SECTION 6.1 Stockholders’ Meetings.
     (a) The Company will (i) establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders as soon as reasonably practicable after the SEC clears the Proxy Statement (as defined below) for mailing solely for the purpose of seeking to obtain the Company Requisite Vote (the “Company Stockholders’ Meeting”), provided that, at the Company’s option, the agenda for the Company Stockholders’ Meeting also may include the annual election of directors), (ii) as soon as reasonably practicable thereafter cause the Proxy Statement to be mailed to the Company’s stockholders and (iii) subject to 6.4(c), take all lawful action to obtain the Company Requisite Vote. Without limiting the generality of the foregoing, the Company’s obligations pursuant to clauses (i) and (ii) of the first sentence of this Section 6.1(a) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal or (B) any Company Adverse Recommendation Change.
     (b) Subject to 6.4(c), the Company Board will recommend that the stockholders of the Company vote in favor of approval of the Merger and will include such recommendation in the Proxy Statement.
     SECTION 6.2 Proxy Statement.
     (a) As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC, subject to prior review and comment by Parent (which review shall not be unreasonably delayed) a proxy statement (collectively with any amendments or supplements thereto, the “Proxy Statement”) in preliminary form relating to the Company Stockholders’ Meeting. The Company shall thereafter respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement and to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable after the date of this Agreement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, shall consult with Parent prior to responding to any such comments or request or filing any amendment or supplement to the Proxy Statement, and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Each of the Company and Parent agrees, as to itself and its respective Subsidiaries and Affiliates, that none of the information supplied or to be supplied by it or any of its Subsidiaries or Affiliates for inclusion in the Proxy Statement will, on the date the Proxy Statement is first mailed to holders of the Company Common Stock or at the time of the Company Stockholders’ Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and Merger Sub shall, and shall cause their Affiliates to, furnish all information concerning themselves and their Affiliates as may be reasonably necessary or advisable in connection with the Proxy Statement, and cooperate with and provide reasonable assistance to the Company in connection with the preparation, filing and mailing of the Proxy Statement.
     (b) The Company hereby covenants to Parent that the Proxy Statement will, at the time of the Company Stockholders’ Meeting, comply in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no covenants, representations or warranties with respect to information that has been or will be supplied by Parent or Merger Sub, or any of their Affiliates, in writing specifically for use in the Proxy Statement.
     (c) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to comply with Section 6.2(a) or (b) after any valid termination of this Agreement in accordance with Article VIII.
     SECTION 6.3 Access to Information; Confidentiality.
     (a) From the date hereof to the Effective Time or the earlier termination of this Agreement and subject to applicable Law, upon reasonable prior notice, the Company shall, and shall use commercially reasonable efforts to cause its Controlled Subsidiaries and their respective officers, directors and employees to afford the officers, employees, auditors and other authorized representatives of Parent and the Mortgage Business Purchaser reasonable access, during normal business hours, to its officers, employees, properties, offices and other facilities and to all books and records, including materials filed or furnished by the Company, any of its Subsidiaries or any of the Company Joint Ventures with or to any Governmental Entity with respect to compliance with applicable Law, and shall furnish Parent and the Mortgage Business Purchaser with all reasonable financial, operating and other data and information as Parent or the Mortgage Business Purchaser (as applicable), through its officers, employees or authorized representatives, may from time to time reasonably request. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries shall be required to (i) provide access to or to disclose information where such access or disclosure would violate the rights of any Person with which it has a business relationship, (ii) contravene any Law or Contract entered into by the Company or its Subsidiaries or Joint Ventures; (iii) permit any inspection or to disclose any information, that in the reasonable judgment of the Company, would result in the disclosure of any trade secrets of third parties, or (iv) to disclose any privileged information of the Company or any of its Subsidiaries.
     (b) Parent and Merger Sub agree to observe the requirements of the Confidentiality Agreement, dated October 20, 2006, between the Company and Parent (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.
     (c) No investigation or consultation as contemplated by Section 6.3(a) shall add to, modify, nullify, amend or otherwise affect any of the representations, warranties or covenants of the parties set forth in this Agreement.

     SECTION 6.4 Company Acquisition Proposals.
     (a) The Company agrees that it shall not, and it shall cause its Subsidiaries and the Company Joint Ventures, and its and their respective officers, directors, employees, investment bankers, attorneys, consultants or other agents or representatives (“Representatives”), to not:
     (i) directly or indirectly, initiate, solicit or knowingly encourage or facilitate (including by way of furnishing information or assistance) any inquiries or the making of any proposal or offer with respect to, or the making or effectuation of, a Company Acquisition Proposal;
     (ii) approve or recommend (or propose publicly to approve or recommend) any Company Acquisition Proposal or enter into any Company Acquisition Agreement (as defined below);
     (iii) directly or indirectly, engage in any negotiations or discussions with respect to, or provide access to its properties, books and records or any confidential or non-public information to any Person relating to, or that would reasonably be expected to lead to, a Company Acquisition Proposal; or
     (iv) amend, terminate, waive, fail to use commercially reasonable efforts to enforce, or grant any consent under, any confidentiality, standstill, shareholder rights or similar agreement (other than any such agreement with Parent).
     The Company further agrees that it, its Subsidiaries, the Company Joint Ventures and their respective Representatives will:
     (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons (other than Parent and Merger Sub) conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal or that would reasonably be expected to lead to a Company Acquisition Proposal;
     (ii) promptly (and in any event within five (5) business days after the date hereof) request the prompt return from all such Persons or cause the destruction of all copies of confidential information previously provided to such Persons by the Company, its Subsidiaries, the Company Joint Ventures or their respective Representatives; and
     (iii) deny access to any virtual data room containing any confidential information to such Persons.
Notwithstanding clause (iii) of the first sentence of this Section 6.4(a), prior to the approval of the Merger by the stockholders of the Company in accordance with this Agreement (but in no event after obtaining such approval), the Company may provide confidential information to a Person in response to the receipt of an unsolicited bona fide written Company Acquisition Proposal made by such Person which did not result from a breach of this Section 6.4 or a breach of any standstill agreement, but only if the Company Board makes a prior determination by resolution, duly adopted in good faith, and after consultation with its outside counsel and a financial advisor of nationally recognized reputation, that:
     (iv) such Company Acquisition Proposal constitutes, or is reasonably likely to, lead to a Company Superior Proposal; and
     (v) failure to take the actions described in clause (iii) of the first sentence of this paragraph would be inconsistent with the statutory duty of the Company Board members, as directors, under the Maryland General Corporation Law;

provided, that (x) prior to providing any confidential information to any such Person, the Company shall have entered into an Agreed Confidentiality Agreement with such third party (and shall provide Parent with a correct and complete copy of the same within 24 hours after the execution thereof) and (y) the Company shall concurrently provide to Parent a copy of any confidential information that is furnished to such Person to the extent not previously furnished to Parent.
Without limiting the foregoing, it is understood that any action taken by Representatives of the Company, any of its Subsidiaries or the Company Joint Ventures on behalf of the Company, any such Subsidiary or any such Company Joint Venture that would be a violation of the restrictions set forth in Section 6.4 if taken by the Company shall be deemed to be a breach of Section 6.4 by the Company.
     As used in this Agreement:
     “Agreed Confidentiality Agreement” shall mean a confidentiality agreement containing confidentiality restrictions no less favorable to the Company (i.e., no less restrictive with respect to the conduct of such Person) than those contained in the Confidentiality Agreement (as defined below), and which does not include any provision calling for an exclusive right to negotiate with the Company or restricting the Company from complying with Section 6.4 of this Agreement.
     “Company Acquisition Proposal” shall mean, to the extent made or commenced after the date hereof, and in each case, other than the Merger, a tender offer or exchange offer, proposal for a merger, consolidation or other business combination, sale of shares of capital stock, recapitalization, liquidation, dissolution or similar transaction involving the Company and its Subsidiaries and Company Joint Ventures, or any proposal or offer to acquire (whether in a single transaction or a series of related transactions) in any manner (i) an equity interest representing a 20% or greater economic interest or voting interest in the Company and its Subsidiaries and Company Joint Ventures, taken as a whole, or (ii) assets, securities or ownership interests of or in, the Company or any of its Subsidiaries or Company Joint Ventures (a) representing 20% or more of the consolidated assets of the Company and its Subsidiaries and Company Joint Ventures, taken as a whole, or (b) with respect to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable.
     “Company Superior Proposal” shall mean an unsolicited bona fide written offer made by a third party, obtained after the date hereof and not involving a breach of this Agreement or any standstill agreement, to acquire, directly or indirectly, (a) at least a majority of the equity securities of the Company or (b) (i) all or substantially all of the stock or assets of the Company and its Subsidiaries on a consolidated basis, (ii) all or substantially all of the assets of, or the stock of the Persons engaged in, the Mortgage Business, or (iii) all or substantially all of the assets of, or the stock of the Persons engaged in, the Fleet Business, in each case, which is not subject to a financing contingency and which is otherwise on terms which the Company Board concludes in good faith (taking into account (x) the likelihood of consummation of such transaction on the terms set forth therein as compared to the terms herein, including but not limited to the ability of such proposal to be financed, (y) legal, financial, regulatory, and timing aspects of the proposal and the Person making the Acquisition Proposal and (z) any changes to the terms of this Agreement that as of that time had been proposed by Parent) and after consultation with its outside counsel and a financial advisor of nationally recognized reputation, to be more favorable from a financial point of view to the Company’s stockholders than the Merger.
     Nothing contained in this Agreement shall prevent the Company from complying with Rule 14d-9 and Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any legally required disclosure to stockholders with regard to a Company Acquisition Proposal, in each case, if the Company Board determines in good faith, after consultation with outside counsel, that failure to make such disclosure would constitute a violation of applicable Law; provided, however, that if the Company Board makes any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) without expressly publicly reaffirming, without qualification, the Company Board Recommendation by the date that is the earlier of (i) ten Business Days after the first to occur of the receipt by the Company of such Company Acquisition Proposal and the making public of such Company Acquisition Proposal and (ii) five Business Days prior to the date of the Company Stockholders’ Meeting, then any action taken pursuant to the foregoing shall be deemed to constitute a Company Adverse Recommendation Change (as defined below) for all purposes of Sections 8.1(d)(ii) and 8.2 hereunder.
     (b) The Company will promptly (within 24 hours) notify Parent, orally and in writing, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of, or that would reasonably be expected to lead to, a Company Acquisition Proposal, and shall, in any such notice to Parent, (i) include any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request and (ii) indicate the identity of the Person making such proposal, offer, inquiry or other contact, and the material terms and conditions of any proposals or offers or the nature of any inquiries or contacts or requests. Without limiting the Company’s obligations under Section 6.4(a), the Company shall thereafter promptly keep Parent fully informed of all material developments affecting the status and terms of any such proposals, offers, inquiries, contacts or requests (and the Company shall provide Parent promptly (within 24 hours after receipt) with copies of any additional written materials received that relate to such proposals, offers, inquiries, contacts or requests.
     (c) Except as expressly permitted by this Section 6.4(c), neither the Company Board nor any committee thereof shall (i) make or take any action to make, a Company Adverse Recommendation Change; or (ii) approve or recommend, or propose publicly to approve or recommend or cause or authorize the Company, any of its Subsidiaries or Company Joint Ventures to enter into, a Company Acquisition Agreement, or resolve or agree to take any such actions. Notwithstanding anything in Section 6.4(a) to the contrary, but subject to the Company and the Company Board’s compliance with the other provisions hereof, if, prior to obtaining the Company Requisite Vote:
     (x) the Company Board, after consultation with its outside counsel, determines in good faith by resolution duly adopted that, due to an intervening event that arose after, and was unknown to the Company Board at the time of, its approval of this Agreement the failure of the Company Board to so withdraw, qualify or modify the Company Board Recommendation would be inconsistent with the statutory duty of the Company Board members, as directors, under the Maryland General Corporation Law, then the Company and the Company Board shall be permitted to withdraw, qualify or modify the Company Recommendation, or
     (y) the Company Board receives a Company Acquisition Proposal that was unsolicited, that did not otherwise result from a breach of Section 6.4(a) or any standstill agreement and that the Company Board determines, in good faith by resolution duly adopted, constitutes a Company Superior Proposal, then, if the Company desires to enter into a Company Acquisition Agreement or to make a Company Adverse Recommendation Change, it shall deliver to the Parent a Company Adverse Recommendation Notice and shall thereafter negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. If (i) after no less than five Business Days after the date of delivery of the Company Adverse Recommendation Notice and (ii) after taking into account any revised proposals that may be made by Parent since receipt of the Company Adverse Recommendation Notice (including any amendments to this Agreement entered into or covenanted to be entered into by Parent), the Company Board shall have not changed its determination under clause (x) or (y) above (as applicable) (it being understood that any amendment to the financial terms or other material terms of such Company Superior Proposal shall require a new Company Adverse Recommendation Notice and a new three Business Day period if the Company Board shall have changed its determination under clause (x) or (y) above, or would have (without giving effect to any proposal received by the Company Board after the delivery of the most recent Company Adverse Recommendation notice) changed its determination under clause (x) or (y) above, with respect to any revised proposal made by Parent within the five or three Business Day period described above (as applicable)), then the Company may enter into a definitive Company Acquisition Agreement with respect to such Company Superior Proposal only if concurrently therewith, the Company terminates this Agreement pursuant to Section 8.1(c)(iii) and pays the Termination Fee to Parent pursuant to Section 8.2.
     As used in this Agreement:
     “Company Acquisition Agreement” shall mean any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase, option or joint venture agreement or other agreement related to any Acquisition Proposal (other than an Agreed Confidentiality Agreement in accordance with Section 6.4(a)).
     “Company Adverse Recommendation Change” shall mean any action, resolution, agreement, publicly proposed action or inaction pursuant to or in connection with which the Company Board or any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent, the recommendation of the Company Board that stockholders vote in favor of approval of the Merger (the “Company Recommendation”), (ii) fail to publicly make the Company Recommendation and include it in the Proxy Statement, (iii) approve or recommend, or propose publicly to approve or recommend, any Company Acquisition Proposal, or resolve or agree to take any such of the foregoing actions, or (iv) fail to issue a press release that reaffirms the Company Recommendation if any Company Acquisition Proposal is publicly announced or any Person commences a tender offer or exchange offer for any outstanding shares of Common Stock (and, in the case of any such tender offer or exchange offer, fail to recommend against acceptance of such tender offer or exchange offer by the Company shareholders), in each case within ten business days of such announcement or commencement (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any tender offer or exchange offer by its shareholders shall constitute a failure to recommend against any such offer); provided that it being further understood and agreed that for purposes of this Agreement a factually accurate public statement by the Company that does no more than describe the Company’s receipt of an Company Acquisition Proposal and the operation of this Agreement with respect thereto shall not, in and of itself, be deemed a withdrawal, qualification or modification, or proposal by the Company’s Board of Directors to withdraw, qualify or modify the Company’s Board of Directors’ recommendation of this Agreement, the Merger, or the transactions contemplated hereunder, or an approval or recommendation with respect to such Company Acquisition Proposal.
     “Company Adverse Recommendation Notice” shall mean a notice delivered by the Company pursuant to Section 6.4(d) (i) containing (A) if applicable, a description of the material terms of a Company Acquisition Agreement that the Company desires to enter into, (B) any basis for a Company Adverse Recommendation Change, (C) the most current version of any Company Acquisition Agreement relating to a Company Superior Proposal, if any, and (D) any other information required by Section 6.4(b), and (ii) if applicable, advising Parent that the Company Board has determined that (A) a Company Acquisition Proposal received by the Company is a Company Superior Proposal, (B) the Board has made the determination in clause (x) or (y) of Section 6.4(c) and (C) the Company Board intends to enter into a Company Acquisition Agreement with respect to such Company Superior Proposal.

     SECTION 6.5 Employment and Employee Benefits Matters.
     (a) If any employees of the Company or its Subsidiaries as of the Effective Time (each, a “Company Employee”) become a participant in an Employee Benefit Plan sponsored or maintained by the Parent or the Surviving Corporation (“Parent Plans”), in accordance with the eligibility criteria of such Parent Plans, subject to the Company providing Parent sufficient information to determine the following (i) such participants shall receive full credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility and vesting (but not benefit accrual) subject to applicable Laws, to the extent such service is taken into account under such Parent Plans and under a comparable Company Plan, (ii) such participants shall participate in the Parent Plans on terms no less favorable than those offered by Parent to their similarly-situated employees, (iii) to the extent permitted by Law, such participants and their covered dependents shall have all pre-existing condition exclusions of such Parent Plans waived to the extent such pre-existing condition exclusions were inapplicable to or had been satisfied by such participants and their covered dependents immediately prior to the Effective Time under the corresponding Company Plan; and (iv) with respect to any Parent Plan that provides medical or health benefits, such Company Employees (and their eligible dependents) shall be given credit for co-payments made, amounts credited towards deductibles, co-insurance and out-of-pocket maximums under the corresponding Company Plan (i.e., under the same type of Plan such as a point of service plan) in the calendar year in which such Company Employee becomes a participant in such Parent Plans; provided that the foregoing (i) through (iv) shall be subject to the Company providing to Parent sufficient information to make such determinations. Parent shall, or shall cause the Surviving Corporation to, permit each Company Employee who remains employed with Parent or the Surviving Corporation to use all unused vacation, sick leave and paid time off accrued by such Company Employee under Company Plans prior to the Effective Time to the extent accrued on the balance sheet contained in the Unaudited Company Financials. For a period commencing on the Effective Time and ending on the first anniversary of the Effective Time, the Parent or the Surviving Corporation shall or shall cause the Company and its Subsidiaries, subject to applicable Law, to pay severance upon the same events and in an amount no less than that provided under the severance plans maintained by the Company and its Subsidiaries for the benefit of Company Employees immediately prior to the Effective Time as set forth in Section 6.5(a) of the Company Disclosure Schedule. Except as otherwise provided herein with respect to severance plans, nothing in this Section 6.5(a) shall (x) require the Parent or Surviving Corporation to provide any particular employee benefit plans to Company Employees, (y) limit the Surviving Corporation’s ability to amend or terminate any benefit plan or arrangement or (z) limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Company Employee at any time.
     (b) Nothing in this Section 6.5, express or implied, is intended to confer any rights or remedies under this Agreement upon any Person, including any Company Employee, other than the parties hereto, and no Person shall be entitled to enforce or seek to enforce all or any portion of this Section 6.5 other than the parties hereto.
     SECTION 6.6 Directors’ and Officers’ Indemnification and Insurance.
     (a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under applicable Law (and shall also advance expenses as incurred to the fullest extent permitted under applicable Law and without requiring a preliminary determination as to the ultimate entitlement to indemnification, each present and former director or officer of the Company or any of its Subsidiaries or Company Joint Ventures and each Person who is presently or who has in the past acted as a trustee or fiduciary under any Company Plan (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs and expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities

(collectively, “Costs”) incurred in connection with any threatened, pending or completed Legal Proceeding relating to or in connection with any action or omission occurring or alleged to have occurred whether existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including Legal Proceedings related to the transactions contemplated by this Agreement.
     (b) Prior to the Effective Time, the Company shall and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for non-cancelable “tail” insurance policies with a policy term of at least six (6) years from and after the Effective Time from one or more insurance carriers with the same or better credit rating as the Company’s current insurance carriers with respect to (1) directors’ and officers’ liability insurance and fiduciary liability insurance, with benefits and levels of coverage, taken as a whole, at least as favorable as the Company’s existing policies (collectively, “D&O Insurance”), and (2) Side A insurance with respect to the current independent directors of the Company at least as favorable, taken as a whole, as that described in Schedule 6.6(b) of the Company Disclosure Schedule (“Side A Insurance”), in each case, to the maximum extent commercially obtainable and with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall Parent or the Surviving Corporation be required to expend (or shall the Company expend) for such D&O Insurance and Side A Insurance policies in any one year an amount in excess of 200% of the annual premium currently paid by the Company therefor. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof and Side A Insurance with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date hereof or described in Schedule 6.6(b) of the Company Disclosure Schedule, as the case may be, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use commercially reasonable efforts to purchase comparable D&O Insurance and the Side A Insurance for such six (6) year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date hereof or described in Schedule 6.6(b) of the Company Disclosure Schedule, as the case may be, (to the maximum extent commercially obtainable) with respect to matters occurring at or before the Effective Time, provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such D&O Insurance and Side A Insurance policies in any one year an amount in excess of 200% of the annual premium currently paid by the Company therefor; and if the annual cost of any such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with respect to the applicable insurance coverage with the greatest coverage available for a cost not exceeding such amount. In addition, Parent shall cause the Surviving Corporation and its Subsidiaries to include and maintain in the Surviving Corporation’s Charter and the Surviving Corporation’s Bylaws and the comparable organizational documents of each such Subsidiary for a period of six (6) years after the Effective Date provisions regarding the elimination of liability for, and indemnification of, present and former officers, directors and employees and the advancement of expenses that are no less advantageous to the intended beneficiaries thereof than the corresponding provisions contained in the Charter and the Bylaws and the comparable organizational documents of the Company’s Subsidiaries.
     (c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any other Person, then, and in each such case, (A) provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.6 and (B) prompt written notice thereof shall be provided to the Indemnified Parties.

     (d) The obligations under this Section 6.6 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.6(b) hereof (and their heirs and representatives)) without the prior written consent of such affected Indemnified Party or other Person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.6(b) hereof (and their heirs and representatives). The provisions of this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and other Persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.6(b) hereof, and their respective heirs and legal representatives. The Surviving Corporation shall pay all costs and expenses (including reasonable attorneys’ fees) incurred by an Indemnified Party in enforcing the obligations of the Surviving Corporation under this Section 6.6.
     (e) The obligations and liability of Parent, the Surviving Corporation and their respective Subsidiaries under this Section 6.6 shall be joint and several.
     (f) [Intentionally Reserved]
     (g) The rights of the Indemnified Parties (and other Persons who are beneficiaries under the D&O Insurance or the “tail” referred to in Section 6.6(b)) hereof under this Section 6.6 shall be in addition to any rights such Indemnified Parties may have under the MGCL, the Charter or the Bylaws or the comparable organizational documents of any of the Company’s Subsidiaries, or under any applicable Contracts, Laws and any or all indemnification agreements of or entered into by the Company or any of its Subsidiaries, which rights shall survive the Effective Time and shall continue in full force and effect.
     (h) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors or employees, it being understood that the indemnification provided for in this Section 6.6 is not prior to or in substitution for any such claims under any such policies.
     (i) Notwithstanding anything to the contrary in this Agreement, if any Legal Proceeding (whether arising before, at or after the Effective Time) is made against or involves any Indemnified Party, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.6 shall continue in effect until the final disposition of such Legal Proceeding.
     SECTION 6.7 Tax Matters.
     (a) From the date of this Agreement until the Effective Time, the Company shall, and shall cause its Controlled Related Parties to, consistent with past practice, (i) duly and timely file all Tax Returns and other documents required by it to be filed with federal, state and local Tax authorities the failure to file of which could have a material negative impact, financial or otherwise, subject to extensions permitted by Law and properly granted by the appropriate authority, provided that the Company notifies Parent that it or any of its Controlled Related Parties is availing itself of such extensions, and (ii) pay all Taxes shown due on such Tax Returns.
     (b) Each party shall reasonably cooperate in the preparation, execution, and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar taxes which become payable in connection with the transactions contemplated by this Agreement. From the date hereof through the Effective Time, the Company and its Controlled Related Parties shall use reasonable efforts to provide updated Tax basis and other Tax information reasonably requested by Parent in connection with calculating the tax liability that would arise upon a sale of the Mortgage Business or the Fleet Business and any other Tax information reasonably requested by Parent.
     SECTION 6.8 Company Options, Restricted Stock Units and Company Rights.
     (a) The Company shall take all actions necessary so that at the Effective Time, in accordance with the terms of the applicable plans and agreements and subject to applicable Law (including in compliance with or exemption from Section 409A of the Code), each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be fully vested and shall be cancelled, and entitled only to the consideration specified to be payable in respect thereof pursuant to Section 2.3(a).
     (b) The Company shall take all actions necessary so that at the Effective Time, in accordance with the terms of the applicable plans and agreements and subject to applicable Law (including in compliance with or exemption from Section 409A of the Code), each Restricted Stock Unit that is outstanding or earned but not awarded immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be fully vested and shall be cancelled, and entitled only to the consideration specified to be payable in respect thereof pursuant to Section 2.3(b) (it being agreed that such actions shall include obtaining the consent of each affected holder of any Restricted Stock Units pursuant to the Non-Employee Directors Deferred Compensation Plan, the Directors Deferred Stock Plan and the Deferred Compensation Plan for Corporate Directors to permit such Restricted Stock Units to be cancelled as of the Effective Time).
     (c) The Company shall take all actions necessary so that the transactions contemplated by this Agreement shall not trigger or accelerate any rights under (and shall be excluded from the application of) the Company Rights Agreement and the Company Rights Agreement will terminate immediately prior to or in connection with, the Closing, in each case, pursuant to on the terms set forth in the Rights Agreement Amendment.
     SECTION 6.9 Further Action; Commercially Reasonable Efforts.
     (a) Subject to the terms and conditions of this Agreement, each party shall cooperate with the other and with the Mortgage Business Purchaser and use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to satisfy the conditions to Closing set forth in this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees, to the extent necessary, to file the appropriate notices, reports, and other documents pursuant to any Antitrust Law with respect to the transactions contemplated by this Agreement and the Mortgage Business Sale Agreement as promptly as practicable after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to any Antitrust Law and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under any Antitrust Law as soon as practicable. Parent shall be solely responsible for paying all filing and other administrative fees required to be paid in connection with filing the foregoing notices, reports, or other documents, including the notifications required under the HSR Act and the other Antitrust Laws, except the Mortgage Business Purchaser (and neither Parent nor Company) shall be responsible for paying any filing and other administrative fees required to be paid in connection with filing any notifications required under the HSR Act and the other Antitrust Laws for the sale of the Mortgage Business to the Mortgage Business Purchaser.

     (b) Each of Parent and Merger Sub on the one hand, and the Company on the other hand, shall, in connection with the efforts referenced in Section 6.9(a) to obtain any requisite approvals, consents, authorizations, actions or nonactions for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts, to the extent permitted by Law, to (i) cooperate with each other and with the Mortgage Business Purchaser in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and the Mortgage Business Purchaser informed of any communication received from, or given to, the Federal Trade Commission (the “FTC” ), the Antitrust Division of the Department of Justice (the “DOJ” ), the Commissioner of Competition for Canada (the “Canadian Competition Bureau”) or any other United States or foreign Governmental Entity and of any communication received from or given to any Person (other than the employees, agents, attorneys, representatives, advisors, consultants, or Affiliates of the parties to this Agreement) in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party and the Mortgage Business Purchaser to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person (other than the employees, agents, attorneys, representatives, advisors, consultants, or Affiliates of the parties to this Agreement), and to the extent permitted by the FTC, the DOJ, the Canadian Competition Bureau or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Canadian Antitrust Law and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
     (c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.9(a) and 6.9(b), if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any Legal Proceeding is instituted (or threatened to be instituted) by the FTC, the DOJ, the Canadian Competition Bureau or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated by this Agreement, each of Parent, Merger Sub and the Company shall use commercially reasonable efforts to resolve any such objections or Legal Proceedings so as to permit consummation of the transactions contemplated by this Agreement. Solely in this context, “commercially reasonable efforts” shall include defending any Legal Proceedings, whether judicial or administrative, that challenge this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement; seeking to have lifted, vacated, or reversed any stay, injunction, temporary restraining order, or other restraint entered by any court or other Governmental Entity; and agreeing to do or permitting to be done any of the foregoing. Notwithstanding anything to the contrary contained in this Agreement (including pursuant to the immediately preceding sentence), in connection with any filing or submission required or action to be taken by either Parent, Merger Sub or the Company to effect the Merger and to consummate the other transactions contemplated hereby, (i) the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction, or commit to alter its business or commercial practices in any way, and (ii) neither the Company, nor Parent nor any of its Affiliates shall be required to (A) divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company (or any of the businesses, product lines or assets of the Company) or of Parent or of any of its Affiliates (or any of the businesses, product lines or assets of Parent or any of its Affiliates), or (B) alter or restrict in any way the business or commercial practices of Company, or any of its Affiliates.

     (d) Subject to Section 6.9(c), in the event that any Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging any transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company, to the extent permitted by Law, shall use commercially reasonable efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is threatened or in effect and that prohibits, prevents, materially impairs or delays the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that no party hereto shall be required to (i) change or agree to change the proposed structure of the transactions contemplated hereby (including if such change would cause such Legal Proceeding to be vacated, lifted, reversed or overturned in a manner that preserves the intended benefits of the transactions contemplated by this Agreement) or (ii) agree to (A) modify the amount or kind of consideration to be received by holders of Company Common Stock as provided in this Agreement or (B) modify any of the material terms of this Agreement
     (e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.9 shall limit a party’s right to terminate this Agreement pursuant to Article VIII.
     SECTION 6.10 Notices of Certain Events. Each of the Company and Parent shall as promptly as reasonably practicable notify the other of:
     (a) any material notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement;
     (b) any Legal Proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Company Joint Ventures or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of the representations or warranties made in this Agreement or that would reasonably be expected to prevent, materially impair or delay the consummation of, or materially adversely affect the ability of a party to consummate, the Merger and the other transactions contemplated by this Agreement;
     (c) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that would reasonably be expected to cause any condition contained in Article VII not to be satisfied;
     (d) any failure of that party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; and
     (e) (i) the material breach of any Material Contract, or (ii) the occurrence of any event of default, amortization or termination event, event triggering the requirement to provide additional collateral or increase in overcollateralization levels or another similar event or condition, or the allegation by any party of any of the foregoing;
provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not limit or otherwise affect the representations and warranties of the delivering party or remedies available hereunder to the party receiving that notice.
     SECTION 6.11 Interest Rate Risk and Hedging Policies. Until the earlier of the Effective Time or the termination of this Agreement, the Company shall keep Parent and the Mortgage Business Purchaser fully informed on a current basis (including on a daily basis upon request) regarding its interest rate hedging strategy; it being understood and agreed that, consistent with its obligations hereunder and applicable Laws, with respect to the business of the Company, its Subsidiaries and Company Joint Ventures (other than the Fleet Business) the Company shall (i) implement an interest rate hedging strategy, as may be modified from time to time in accordance with this Section 6.11, approved by the Mortgage Business Purchaser, and (ii) not otherwise make any material change in such interest hedging strategy, as may be modified from time to time in accordance with this Section 6.11, without the prior consent of the Mortgage Business Purchaser, unless the Company reasonably believes that the failure to make any such change would be reasonably likely to be material and adverse to the Company or the Mortgage Business, taken as a whole.
     SECTION 6.12 Public Announcements. Except as may be required by Law, by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by request of any Governmental Entity:
     (a) Each of the Company, Parent and Merger Sub agrees that the initial public release or announcement concerning the transactions contemplated hereby shall be jointly issued by the parties and thereafter each party shall use commercially reasonable efforts to allow each other party reasonable time to comment on press releases or announcements relating to the Merger and the other transactions contemplated by this Agreement in advance of their issuance and prior to making any filings with any third party and/or Governmental Entity, it being understood that the final form and content of any such release or announcement shall be at the final discretion of the disclosing party; provided, however, that the restrictions set forth in this Section 6.12(a) shall not apply to any release or announcement made or proposed to be made by the Company pursuant to and in compliance with Section 6.4.
     (b) Parent and the Company shall use all commercially reasonable efforts to establish a mutually acceptable process intended to ensure that before any Merger Communication (as defined below) of Parent, the Company or any of their respective “participants” (as defined in Item 4 of Schedule 14A of the Exchange Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other third party or otherwise made accessible on the website of Parent, the Company or any such participant, as applicable (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) utilized by any officer, senior manager, employee or advisor of Parent, the Company or any such participant, as applicable, as a script in discussions or meetings with any such third parties, the other party and its counsel have a reasonable opportunity to review any such Merger Communication for purposes of, among other things, determining whether that communication constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act, as applicable. As part of any such process, Parent and Merger Sub or the Company, as applicable, shall (or shall use commercially reasonable efforts to cause any such participant to) give reasonable and good faith consideration to any comments made by the other such party or parties and their counsel on any such Merger Communication. For purposes of the foregoing, the term “Merger Communication” shall mean, with respect to any Person, any document or other written communication prepared by or on behalf of that Person, or any document or other material or information posted or made accessible on the website of that Person (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a holder of the Company Common Stock, would reasonably be deemed to constitute a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the Exchange Act) in favor of the Merger.
     SECTION 6.13 Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II, and Parent shall reimburse the Surviving Corporation for such charges and expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.
     SECTION 6.14 Prepayment of Fleet Business Securitizations. Prior to the Effective Time, the Company shall use its commercially reasonable efforts to, as to itself and its Subsidiaries, take all actions, consistent with the terms and conditions of the applicable securitization agreements, as are reasonably necessary and not otherwise damaging to the conduct, operation or financing of the Fleet Business and cause its Subsidiaries to, take all actions necessary to cause each of the applicable counterparties to each of the securitizations of the Fleet Business to agree to permit the Company and its Subsidiaries to prepay or unwind such securitizations at or promptly after the Effective Time.
     SECTION 6.15 Delivery of Financial Statements.
     (a) Prior to the Effective Time, the Company shall file any and all forms, reports and other documents required to be filed with the SEC with respect to periods from and after December 31, 2005 through the Effective Time (the “Future Company SEC Reports” ).
     (b) No later than September 30, 2007, the Company shall provide to Parent true and complete copies of (i) the audited consolidated balance sheet of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of December 31, 2006 and the related audited consolidated statements of operations, cash flows and stockholder’s equity for the fiscal year ended December 31, 2006 (the “2006 Audited Company Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of March 31, June 30 and September 30, 2006 and March 31, and June 30, 2007 and the related consolidated statements of operations, cash flows and stockholders’ equity for the interim period ended as of such dates (together with the 2006 Audited Company Financial Statements, the “Company Financial Statements”).
     (c) No later than 45 days after the last day of each fiscal quarter of fiscal year 2007 ended after June 30, 2007 and prior to the Closing Date, the Company shall provide to Parent true and complete copies of the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of the last day of such quarter and the related consolidated statements of operations, cash flows and stockholder’s equity for the fiscal quarter ended as of such date (the “Future Company Financial Statements”).
     (d) No later than September 30, 2007, the Company shall provide to Parent true and complete copies of the audited consolidated balance sheet of PHH Mortgage and its consolidated Subsidiaries and consolidated Company Joint Ventures as of December 31, 2006 and the related audited statements of operations, stockholder’s equity and cash flows for the fiscal year ended December 31, 2006 (the “2006 Audited PMC Financial Statements”).
     (e) No later than September 30, 2007, the Company shall provide to Parent true and complete copies of the consolidating balance sheet of the Company and its consolidated Subsidiaries and consolidated Company Joint Ventures as of December 31, 2006 and the related consolidating statements of operations for the fiscal year ended December 31, 2006 as revised to reflect any adjustments as a result of the audit of the 2006 Audited Company Financial Statements (the “Revised Consolidating Financial Statements”).
     (f) No later than September 30, 2007, the Company shall provide to Parent true and complete copies of (i) the audited combined balance sheet of the Mortgage Entities and their consolidated Subsidiaries and consolidated Company Joint Ventures as of December 31, 2006 and 2005 and the related audited combined statements of operations, cash flows and stockholder’s equity for the fiscal years ended December 31, 2006, 2005 and 2004, (ii) the unaudited combined balance sheet of the Mortgage Entities and their consolidated Subsidiaries and consolidated Company Joint Ventures as of the last day of each fiscal quarter of fiscal year 2007 ended prior to the Closing Date and as of the corresponding date in fiscal year 2006 and (iii) the related combined statements of operations, cash flows and stockholders’ equity for each fiscal quarter of fiscal year 2007 ended prior to the Closing Date and for the corresponding periods in fiscal year 2006 (collectively, the “Mortgage Business Financial Statements”) which shall have been reviewed by the independent accountants for the Company as provided in Statement on Accounting Standards No. 100.
     SECTION 6.16 Financing.
     (a) Parent and Merger Sub (i) shall, and shall cause each of their Subsidiaries to, use their reasonable best efforts to provide the Mortgage Business Purchaser all cooperation reasonably requested by the Mortgage Business Purchaser in connection with the arrangement of financing contemplated under the Mortgage Business Sale Agreement (the “Debt Financing” ) (provided that such requested cooperation does not unreasonably interfere with the business or operations of the Company and its Subsidiaries or the Company Joint Ventures) including by providing assistance in gathering information to be used in connection with obtaining such Debt Financing and (ii) shall comply with their respective obligations under the Mortgage Business Sale Agreement.
     (b) The Company shall, and shall cause its Subsidiaries and the Company Joint Ventures to, and shall use its reasonable best efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Company, its Subsidiaries and the Company Joint Ventures to, provide the Mortgage Business Purchaser all cooperation reasonably requested by the Mortgage Business Purchaser in connection with the arrangement of financing contemplated under the Mortgage Business Sale Agreement (provided that such requested cooperation does not unreasonably interfere with the business or operations of the Company and its Subsidiaries or the Company Joint Ventures), including by: (i) providing direct contact between prospective lenders and the officers and directors of the Company, its Subsidiaries and the Company Joint Ventures, (ii) providing assistance in preparation of materials for rating agency presentations, offering documents, confidential information memoranda, bank information memoranda, prospectuses and other materials to be used in connection with obtaining the Debt Financing (including customary auditor comfort letters), (iii) providing assistance in the preparation for, and participating in, meetings, presentations, road shows, due diligence and drafting sessions to and with, among others, prospective lenders, investors and rating agencies, (iv) providing access and assistance to prospective lenders in performing any audits or appraisals of assets in connection with the Debt Financing, (v) entering into a loan agreement, purchase agreement and related documents, including guarantees and collateral security documents, so long as such documents provide that the Company, its Subsidiaries and the Company Joint Ventures shall not have any liability or obligation under such documents until the consummation of the transactions contemplated hereby, (vi) providing legal opinions customarily and reasonably required by the lenders in connection with the Debt Financing, (vii) (A) providing a list of the mortgage servicing contracts and loan purchasing and servicing rights agreements of the Mortgage Entities and, except to the extent, if any, that disclosure of such information is prohibited by applicable Law, lists, by contract, of names and mailing addresses of the owners of the mortgage loans underlying such contracts and (B) with respect to loans to be purchased under a warehouse facility, delivering a purchased mortgage loan schedule, original mortgage notes endorsed in blank, an assignment in blank of mortgages and a copy of the mortgage and of each intervening assignment, and any other related documentation reasonably requested by the lenders in connection with the Mortgage Business Purchaser’s establishment of mortgage warehousing facilities at Closing and (viii) furnishing the Mortgage Business Purchaser as promptly as reasonably practicable with financial and other pertinent information regarding the Mortgage Entities and their consolidated Subsidiaries and consolidated

Company Joint Ventures as may be reasonably requested by the Mortgage Business Purchaser in connection with the Debt Financing and customarily included in offering memoranda relating to resales under Rule 144A promulgated under the Securities Act and otherwise customarily required to consummate the offering(s) of debt securities contemplated by the Debt Financing at the time such offering(s) will be made, and in any event furnishing such financial and other information within the time period specified by Rule 3-12 of Regulation S-X, including all financial statements and financial data of the type required by Regulation S-X (provided that information required by Rule 3-10 of Regulation S-X may be in summary form) and Regulation S-K under the Securities Act (without giving effect to the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A; 34-54302A; IC-27444A), including audits and reviews thereof to the extent so required (which audits shall be unqualified) and related management discussion and analysis of financial condition and results of operations and which shall include, in all events, the Mortgage Business Financial Statements (all such information in clause (vii) and this clause (viii), together with the Acknowledgement Agreements (defined below), the “Required Information” ); provided, however, that neither the Company nor any Subsidiary or Company Joint Venture shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing.
     (c) No less than 45 days prior to the anticipated Closing Date, the Company shall, or shall cause the applicable Mortgage Entity to, submit to Fannie Mae, Freddie Mac and Ginnie Mae (the “Agencies” ) such customary acknowledgement agreements in form and substance acceptable to the Agencies as is required in connection with the Debt Financing with respect to all mortgage servicing rights of the Mortgage Entities in mortgage loans serviced by the Company pursuant to programs of the Agencies (the “Acknowledgement Agreements”) and the Company shall use its commercially reasonable efforts to obtain execution by the Agencies of the Acknowledgement Agreements prior to the Closing Date.
     (d) Parent and Merger Sub shall, and shall cause each of their Subsidiaries to, use their commercially reasonable efforts to provide the Mortgage Business Purchaser all cooperation reasonably requested by the Mortgage Business Purchaser in connection with the refinancing, repayment or extension of the existing debt facilities of the Mortgage Entities, including by using commercially reasonable efforts to obtain extensions of, minimize breakage costs under, and obtain the consents and/or waivers of certificateholders, security holders, trustees, swap counterparties and other “transaction participants”, ratings agencies and/or lenders with respect to such facilities.
     SECTION 6.17 No Amendment of Mortgage Business Sale Agreement. Parent and Merger Sub shall not terminate the Mortgage Business Sale Agreement or waive, modify or amend Article 10 or 12, or Sections 4.05, 6.02, 6.03 and 13.09 of the Mortgage Business Sale Agreement without the consent of the Company (which consent shall not be unreasonably withheld or delayed); provided, however, that any amendment to any definitions set forth in Section 1.01 of the Mortgage Business Sale Agreement shall not be effective as to any of Article 10 or 12, or Sections 4.05, 6.02, 6.03 and 13.09 (as applicable) if made without the consent of the Company (which consent shall not be unreasonably withheld or delayed). Parent will provide to the Company any modifications or amendments to the Mortgage Business Sale Agreement, or any notices given in connection therewith within 24 hours of its receipt thereof from the Mortgage Business Purchaser.
     SECTION 6.18 Atrium Dividend. Following the written request of the Mortgage Business Purchaser, the Company shall, except as prohibited by applicable Law or the terms of any Financing Facilities, cause Atrium Insurance Corporation to pay shareholder dividends (the “Atrium Dividends”) in such amount as is requested by the Mortgage Business Purchaser, or such lesser amount as is approved by the New York State Superintendent of Insurance (the “Superintendent”). The Company shall use its commercially reasonable efforts to obtain, prior to Closing, the Superintendent’s prior approval for such requested amount of Atrium Dividends to be paid immediately prior to or after Closing on such dates as are requested by the Mortgage Business Purchaser, to the extent such approval is required. Such Atrium Dividends, if paid to the Company prior to the Mortgage Closing Date, will be immediately contributed to PHH Mortgage.
ARTICLE VII
CONDITIONS OF MERGER
     SECTION 7.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by all parties hereto) at or prior to the Effective Time of each of the following conditions:
     (a) the Company shall have obtained the Company Requisite Vote;
     (b) no court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (and if an injunction, whether temporary, preliminary or permanent) that is in effect and prevents, enjoins or otherwise prohibits the consummation of the Merger or the Mortgage Business Sale or makes such consummation illegal (collectively, an “Order”); and
     (c) all waiting periods or extensions thereof applicable to the Merger or any of the other transactions contemplated by this Agreement, under the HSR Act or the Canadian Antitrust Law (collectively, the “Applicable Antitrust Laws”) (and the Competition Act Compliance shall have been obtained), and any agreement with any Governmental Entity not to consummate the Merger, the Mortgage Business Sale or the other transactions contemplated hereby (including the Mortgage Business Sale) shall have expired or early termination thereof shall have been granted (the “Requisite Regulatory Approvals”).
     SECTION 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
     (a) (i) the representations and warranties of the Company set forth in Sections 3.3(a), (b) and (c) shall each be true and correct in all respects in each case as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except those representations and warranties that speak of an earlier date, which shall be true and correct as of such earlier date) (provided, that for purposes of this Section 7.2(a) only, the representations and warranties of the Company set forth in Sections 3.3(a), (b) and (c) shall collectively be deemed satisfied if the aggregate number of outstanding shares of Company Common Stock underlying the Company Options and Restricted Stock Units set forth in Sections 3.3(a), (b) and (c) is inaccurate by no more than an immaterial amount) and (ii) the representations and warranties of the Company in this Agreement (other than the representations and warranties set forth in Sections 3.3(a), (b) and (c)) shall be true and correct (without giving effect to any “materiality” or Material Adverse Effect qualifications contained therein), in each case as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except those representations and warranties that speak of an earlier date, which shall be true and correct as of such earlier date), except where the failure of any such representations and warranties referred to in clause (ii) above to be so true and correct, individually or in the aggregate, would not result in a Company Material Adverse Effect;

     (b) the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time;
     (c) Parent shall have received a certificate of the chief executive officer or the chief financial officer of the Company, certifying that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied; and
     (d) there shall not be any action, investigation, proceeding or litigation instituted, commenced, pending or threatened by or before any Governmental Entity relating to the Merger, the Mortgage Business Sale or any of the other transactions contemplated by this Agreement in which a Governmental Entity is a party that would or is reasonably likely to (i) restrain, enjoin, prevent, restrict, prohibit or make illegal the acquisition of some or all of the shares of Company Common Stock by Parent or Merger Sub or the consummation of the Merger or the other transactions contemplated by this Agreement, or (ii) result in a Governmental Investigation or material Governmental Damages being imposed on Parent or the Surviving Corporation or any of their respective Affiliates;
     (e) The Merger and the other transactions contemplated by this Agreement and the Mortgage Business Sale Agreement shall have been approved by the New York State Insurance Department;
     (f) The consents, approvals, notifications, or certificates listed in Section 7.2(f) of the Company Disclosure Schedule hereto shall have been obtained and copies of such consents shall have been delivered by Company to Parent;
     (g) The Company shall have filed all forms, reports, and other documents required to be filed with the SEC with respect to periods from January 1, 2006 through the Effective Time;
     (h) The 2006 Audited Company Financial Statements shall not reflect a consolidated financial condition or results of operations of the Company, its consolidated Subsidiaries and its consolidated Company Joint Ventures that is different from the consolidated financial condition or results of operations of the Company, its consolidated Subsidiaries and its consolidated Company Joint Ventures reflected in the Unaudited Company Financial Statements, unless such difference would not constitute, or would not reasonably be expected to constitute, a Material Adverse Effect;
     (i) All of the conditions to the obligations of the purchaser under the Mortgage Business Sale Agreement to consummate the Mortgage Business Sale (other than the condition that the Merger shall have been consummated) shall have been satisfied or waived in accordance with the terms thereof, and such purchaser shall otherwise be ready, willing and able (including with respect to access to financing) to consummate the transactions contemplated thereby; and
     (j) The Company shall have delivered to the Mortgage Business Purchaser Acknowledgement Agreements fully executed by the applicable Agency and the Company and/or the applicable Mortgage Entity.
     SECTION 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
     (a) the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any “materiality” qualifications contained therein), except for such failures to be true and correct as would not result in, individually or in the aggregate, a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement, in each case as of the date of this Agreement and as of the Effective Time as though made as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case, such representations and warranties shall be true and correct on and as of such earlier date);
     (b) each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time; and
     (c) the Company shall have received certificates of the chief executive officer or the chief financial officer of each of Parent and Merger Sub, certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.
ARTICLE VIII
TERMINATION
     SECTION 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the receipt of the Company Requisite Vote (with any termination by Parent also being an effective termination by Merger Sub):
     (a) by mutual written consent of Parent and the Company;
     (b) by either Parent or the Company if:
          (i) (A) any Requisite Regulatory Approval has been denied and such denial shall have become final and nonappealable or (B) any Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party if either the failure to obtain the Requisite Regulatory Approval or the issuance of such final non-appealable Order (as the case may be) was primarily due to the action of such party or failure of such party to perform any of its obligations under this Agreement, including those set forth in Section 6.9, required to be performed at or prior to the Effective Time and such action or failure to perform constitutes a breach of this Agreement;
          (ii) the Effective Time shall not have occurred on or before December 31, 2007 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to the party seeking to terminate if the failure of the Effective Time to occur on or before the Outside Date was primarily due to the action of such party or failure of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time and such action or failure to perform constitutes a breach of this Agreement; or
          (iii) the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Requisite Vote is not obtained.
     (c) by the Company:
          (i) if there shall have been a breach of any representations and warranties, covenants or agreements on the part of Parent or Merger Sub contained in this Agreement which breach, either individually or in the aggregate with other breaches, would result in, if occurring or continuing at the

Effective Time, the failure of any of the conditions set forth in either Section 7.3(a) or 7.3(b), as the case may be, and which if curable is not cured prior to the earlier of (1) thirty (30) days following written notice of such breach and (2) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations and warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.2(a) or 7.2(b) are incapable of being satisfied; or
          (ii) prior to the attainment of the Company Requisite Vote, in accordance with, and subject to the terms and conditions of, Section 6.4(c) in order to enter into a definitive Company Acquisition Agreement providing for a Superior Proposal transaction.
     (d) by Parent:
          (i) if there shall have been a breach of any representations and warranties, covenants or agreements on the part of the Company contained in this Agreement which breach, either individually or in the aggregate with other breaches, would result in, if occurring or continuing at the Effective Time, the failure of any of the conditions set forth in either Section 7.2(a) or 7.2(b), as the case may be, and which (if curable) is not cured prior to the earlier of (1) thirty (30) days following written notice of such breach and (2) the Outside Date; provided, that Parent shall not have the right to terminate this Section 8.1(d)(i) if the Parent or Merger Sub is then in material breach of any of their respective representations and warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.3(a) or 7.3(b) are incapable of being satisfied;
          (ii) if the Company Board shall have failed to recommend the Merger in the Proxy Statement or a Company Adverse Recommendation Change shall have occurred; or
          (iii) if the Mortgage Business Sale Agreement is terminated by Parent pursuant to Section 12.01(d) thereof.
     (e) The party desiring to terminate this Agreement pursuant to this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.2, specifying the provision or provisions hereof pursuant to which such termination is effected and specifying in reasonable detail the grounds thereof.
     SECTION 8.2 Effect of Termination.
     (a) In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto; provided, that Sections 6.3(b), 6.12, 6.13, 8.2 and Article IX shall survive any such termination; and that any such termination shall not relieve any party from liability for willful breach of this Agreement, fraud or knowing misrepresentation (it being agreed that any termination for the reasons or described in Section 8.2(e) shall, in no event, be deemed to constitute a willful breach of this Agreement).
     (b) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or by the Parent pursuant to Section 8.1(d)(ii), then the Company shall pay the Company Termination Fee (as defined below), to Parent or as directed by Parent (i) concurrently with (and as a condition to the effectiveness of) such termination pursuant to Section 8.1(c)(ii) or within two Business Days following such termination pursuant to Section 8.1(d)(ii). Upon such payment by the Company, the Company shall not have any further liability to Parent or Merger Sub with respect to this Agreement or the transactions contemplated hereby.

     (c) [Intentionally reserved]
     (d) In the event this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iii) and (A) after the date of this Agreement but prior to the date of such termination a Company Acquisition Proposal shall have been publicly announced or any Person shall have publicly announced an interest in making or an intention (whether or not conditional or withdrawn) to make a Company Acquisition Proposal and (B) the Company enters into a Company Acquisition Agreement with respect to, or consummates the transaction contemplated by, a Company Acquisition Proposal within nine months of the date this Agreement is so terminated pursuant to Section 8.1(b)(iii), then the Company shall pay to Parent the Company Termination Fee, less any Parent Expenses previously paid pursuant to Section 8.2(f), concurrently with (and as a condition to) the earliest event under clause (B), payable by wire transfer of same-day funds; and provided that for the purposes of this clause (c), the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.
     (e) In the event (x) this Agreement is terminated by either the Parent or Company pursuant to Section 8.1(b)(ii) and at such time all of the conditions set forth in Section 7.1 and 7.2 (other than Section 7.2(i)) have been satisfied or (y) the Mortgage Business Sale Agreement is terminated by Parent in accordance with Section 12.01(d) thereof, and at such time there is no state of facts or circumstances (other than those arising out of Mortgage Business Purchaser’s breach) that would reasonably be expected to cause the conditions set forth in Sections 10.01(a), (b) or (c) or 10.02 of the Mortgage Business Sale Agreement not to be satisfied, then the Company shall be entitled to receive from the Mortgage Business Purchaser, the Reverse Termination Fee, in accordance with Section 6.03 of the Mortgage Business Sale Agreement, such Reverse Termination Fee to be paid by wire transfer of immediately available funds to the Company or as otherwise directed by the Company within two Business Days following such termination. However, such fee shall not be payable if (i) the 2006 Audited Company Financial Statements delivered in accordance with Section 6.15(b), are different in any material and adverse respect from the Unaudited Company Financial Statements set forth in Section 3.7(d) of the Company Disclosure Schedule, unless such difference does not result in the Mortgage Business Purchaser being unable to consummate the debt financing on the terms contemplated by (x) the Debt Commitment Letter delivered to Parent pursuant to the Mortgage Business Sale Agreement or (y) the terms of Alternative Financing obtained as contemplated by Section 6.02 of the Mortgage Business Sale Agreement or (ii) the Revised Consolidating Financial Statements delivered in accordance with Section 6.15(e), reflect a material and adverse change in stockholder’s equity or net income (loss) with respect to the Mortgage Entities and their consolidated Subsidiaries and consolidated Company Joint Ventures, taken as a whole, as compared to the corresponding portions of the Consolidating Financial Statements set forth in Section 3.7(f) of the Company Disclosure Schedule (the “Base Financial Statements”). However, with respect to clause (ii) of the immediately preceding sentence, no account shall be taken of a change in 2006 net income (loss) if (x) there was no associated change in such stockholder’s equity as of December 31, 2006 as reflected in the Revised Consolidating Financial Statements as compared to corresponding portion of such stockholder’s equity as reflected in the Base Financial Statements and (y) such change in net income (loss) is related to a change in income tax expense arising from revised estimates of tax contingencies or valuation allowances or a change in expense arising from a revised estimate of impairment of goodwill. Upon such payment or in the event of a termination of this Agreement in either of the circumstances described in the first sentence of this Section 8.2(e), Parent and Merger Sub shall not have any further liability to the Company with respect to this Agreement or the transactions contemplated hereby.
     (f) In the event that this Agreement is terminated by Parent or Merger Sub, on the one hand, or the Company, on the other hand, pursuant to Section 8.1(b)(iii) (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable pursuant to Section 8.1(b)(iii)) or by Parent or Merger Sub pursuant to Section 8.1(d)(i) (or is terminated by the Company pursuant to a different section of Section 8.1 hereof at a time when this Agreement was terminable pursuant to Section 8.1(d)(i)) under circumstances in which the Company Termination Fee is not payable pursuant to this Section 8.2, then the Company shall pay as promptly as possible (but in any event within two Business Days) following receipt of an invoice therefor all of Parent’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement and including in respect of Parent’s reimbursement obligations to the Mortgage Business Purchaser under the Mortgage Business Sale Agreement (“Parent Expenses”) as directed by Parent in writing, which amount shall not be greater than $5 million; provided, that the existence of circumstances which could require the Company Termination Fee to become subsequently payable by the Company pursuant to Section 8.2(d) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.2(f); and provided, further that the payment by the Company of Parent Expenses pursuant to this Section 8.2(f) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 8.2(d) except to the extent indicated in Section 8.2(d).
     (g) As used in this Article VIII,
          “Company Termination Fee” means an amount of cash equal to $50 million, which shall be paid (when due and owing) by the Company to the Parent by wire transfer of immediately available funds to an account designated by the Parent.
          “Reverse Termination Fee” means an amount of cash equal to $50 million, which shall be paid (when due and owing) in accordance with Section 6.03 of the Mortgage Business Sale Agreement.
     (h) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the Merger and the other transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Company Termination Fee when due or Parent or Merger Sub shall fail to pay the Reverse Termination Fee when due, the Company or Merger Sub and Parent, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 8.2.
     SECTION 8.3 Waiver.
     (a) At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law and compliance with the proviso in Section 9.14, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.
     (b) The failure of any party hereto to exercise any rights, power or remedy provided under this Agreement, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice or the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.
ARTICLE IX
GENERAL PROVISIONS

     SECTION 9.1 Non-Survival of Representations, Warranties and Agreements. The representations and warranties made in Article III and Article IV or any instrument delivered pursuant to this Agreement shall not survive beyond the Effective Time. Each covenant or agreement of the parties in this Agreement shall not survive beyond the Effective Time, other than any covenant or agreement that by its terms contemplates performance after the Effective Time, including Article II and Sections 6.5, 6.6, 6.13 and 6.14 and this Article IX, which shall survive until fully performed.
     SECTION 9.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):
     if to Parent or Merger Sub:
GE Commercial Finance
901 Main Avenue
Norwalk, CT 06851
Attention: General Counsel
Facsimile: (203) 840-6494
     with a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Howard Chatzinoff
Facsimile: (212) 310-8007
     if to the Company:
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054
Attention: William F. Brown
            Senior Vice President, General Counsel & Secretary
Facsimile: (856) 917-7295
     with a copy (which shall not constitute notice) to:
DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21215
Attention: Wm. David Chalk, Esq.
Facsimile: (410) 580-3120
     SECTION 9.3 Certain Definitions. For purposes of this Agreement, the term:
     (a) “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person (and the terms “Affiliated” and “Affiliated Group” shall have a corresponding meaning). For purposes of this definition, “control” (including the terms “controlled”, “controlled by” and “under common control with”) refer to the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or credit arrangement or otherwise;
     (b) “Beneficial” and “Beneficially” with respect to ownership of any shares of Company Common Stock refers to ownership by a Person who shall be deemed to be the beneficial owner of such shares of Company Common Stock (i) which such Person or any of its Affiliates or associates (as defined in Rule 12b-2 under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such Person or any of its Affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other Persons with whom such Person or any of its Affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock;
     (c) “Benefit Plan” means (i) any “employee benefit plan” within the meaning of Section 3(3) of ERISA and (ii) any stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, retirement, welfare, vacation, sick pay, employee loan or any other employee benefit or compensation plan, program, agreement or arrangement;
     (d) “Business Day” means any day on which the principal offices of the SEC in Washington, DC are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, New York;
     (e) “Company Acquisition Proposal” has the meaning ascribed to it in Section 6.4 of this Agreement;
     (f) “Company Joint Venture Agreement” has the meaning ascribed to it in Section 9.3(f) of the Company Disclosure Schedule;
     (g) “Company Material Adverse Effect” means any material adverse change, effect, fact, event, circumstance or development (whether individually or in the aggregate with all other changes, effects, facts, events, circumstances and developments), with respect to the business, assets, liabilities, operations, financial condition or results of operations of (a) the Company and its Subsidiaries and Company Joint Ventures, taken as a whole, (b) the Fleet Business, taken as a whole or (c) the Mortgage Business, taken as a whole; provided, however, that no changes, effects or developments resulting from, relating to or arising out of the following shall be deemed to be or constitute a Company Material Adverse Effect, or shall be taken into account when determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur (as applicable): (i) changes in the economy or financial markets, including prevailing interest rates and market conditions, except to the extent any of the same materially disproportionately affects the Company, any of its Subsidiaries or Company Joint Ventures as compared to other companies in the industries in which the Company or any of its Subsidiaries or Company Joint Ventures operate; (ii) changes that are proximately caused by factors generally affecting the industries in which the Company or any of its Subsidiaries or Company Joint Ventures operate, except to the extent any of the same materially disproportionately affects the Company or any of its Subsidiaries or Company Joint Ventures as compared to other companies in the industries in which the Company or any of its Subsidiaries or Company Joint Ventures operate; (iii) changes proximately caused by the announcement or performance of this Agreement, the Merger or the other transactions contemplated by this Agreement, including changes related to compliance with the covenants contained herein or the failure to take any action as a result of any restrictions or prohibitions set forth herein, and any proximately caused (A) shortfalls or declines in revenue, margins or profitability, (B) loss of, or disruption in, any customer, supplier, and/or vendor relationships, or (C) loss of personnel; provided that the exception in this clause (iii) shall not apply to that portion of any representation or warranty contained in this Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the execution or performance of this Agreement or the Mortgage Business Sale Agreement or the transactions contemplated by this Agreement or the Mortgage Business Sale Agreement or the consummation of the transactions contemplated by this Agreement or the Mortgage Business Sale Agreement; (iv) any actual, threatened or rumored adverse change to any of the credit ratings of the Company, or of any of its respective securities; (v) (A) actions, claims, suits, litigation, proceedings (public or private), audit, arbitration, mediation, investigation by or before any Governmental Entity (collectively, “Legal Proceedings”), other than any criminal proceeding, claim or process (in each case whether threatened, pending or otherwise), (B) penalties, sanctions, fines, injunctive relief, remediation or any other civil sanction (in each case whether threatened, pending, deferred or otherwise, and whether financial or otherwise and, in each case, other than any criminal penalties, sanctions, fines or relief), or (C) facts, circumstances, changes, developments, effects, outcomes, results, occurrences and eventualities (whether or not known, contemplated or foreseeable, and whether financial or otherwise), in each case with respect to (A) through (C), resulting from, relating to or arising out of: (1) the Company’s restatement of its historical consolidated financial statements for the years ended December 31, 2004 and December 31, 2003 and of each of the quarters within those years, and for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005; (2) the matters referred to in Item 9A in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Annual Report”) and Note 2 or Note 26 to the Company consolidated financial statements included with the 2005 Annual Report; or (3) the Company’s failure to file in a timely manner its 2005 Annual Report, its Annual Report on Form 10-K for the year ended December 31, 2006, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, and March 31, 2007; (vi) changes in applicable Laws or interpretations thereof by Governmental Entities; (vii) the commencement, continuation or escalation of a war, armed hostilities or other international or national calamity or act of terrorism directly or indirectly involving or affecting the United States or Canada, except to the extent any of the same materially disproportionately affects the Company, any of its Subsidiaries or Company Joint Ventures as compared to other companies in the industries in which the Company or any of its Subsidiaries or Company Joint Ventures operate; or (viii) changes in GAAP or interpretations thereof; (ix) earthquakes, hurricanes, or other natural disasters or acts of God that do not materially disproportionately affect the Company, its Subsidiaries or Company Joint Ventures; (x) any decrease in the market price, trading volume or stock exchange listing status of shares of Company Common Stock (provided that the underlying causes (subject to the provisions of this Section 9.3(g)) shall not be excluded); or (xi) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided that the underlying causes of such failures (subject to the other provisions of this Section) shall not be excluded);
     (h) “Company Joint Venture” means any Person (other than a Subsidiary) in which the Company, directly or indirectly, owns an equity interest as set forth in Section 9.3(h) of the Company Disclosure Schedule;
     (i) “Competition Act Compliance” means (a) the issuance of an advance ruling certificate under Section 102 of the Canadian Antitrust Law by the Commissioner of Competition appointed under the Canadian Antitrust Law (the “Commissioner” ) to the effect that she is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Canadian Antitrust Law with respect to the Transaction, or (b) that (i) the waiting period under

Section 123 of the Canadian Antitrust Law shall have expired, or have been deemed to have expired, and (ii) Parent shall have been advised in writing by the Commissioner that she does not intend to make an application under Section 92 of the Canadian Antitrust Law in respect of the transactions contemplated by this Agreement and that any terms or conditions attached to any such advice shall be acceptable to Parent;
     (j) “Contract” means any contract, lease, loan or credit agreement, indenture, mortgage, note, bond, agreement, permit, license or other instrument, obligation, arrangement or understanding whether oral or written (each, including all amendments and modifications thereto);
     (k) “ERISA Affiliate” means with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;
     (l) “Filed Company SEC Reports” means the Company SEC Reports that have been filed with the SEC on or prior to the date hereof (unless amended, modified or superseded by another Company SEC Report filed prior to the date of this Agreement);
     (m) “Filing” means any applications, notices, reports, submissions or other filings made by the Company or any Subsidiary or any Company Joint Venture and their respective employees with any Governmental Entity;
     (n) “Fleet Business” means the vehicle fleet management and services business, as conducted by the Company, its Subsidiaries, and the Company Joint Ventures;
     (o) “Governmental Damages” means (i) any civil or criminal penalties or fines paid or payable by the Company, any of its Subsidiaries or any Company Joint Venture to a Governmental Entity or (ii) any restitution paid by the Company, any of its Subsidiaries or any Company Joint Venture to a third party, in each case, resulting from the (x) conviction (including as a result of the entry of a guilty plea, a consent judgment or a plea of nolo contendere) of the Company, any of its Subsidiaries or any Company Joint Venture of a crime or (y) settlement with a Governmental Entity for the purpose of closing a Governmental Investigation;
     (p) “Governmental Investigation” means an investigation by a Governmental Entity for the purpose of imposing criminal sanctions on the Company, any of its Subsidiaries or any Company Joint Venture;
     (q) “GAAP” means United States generally accepted accounting principles;
     (r) “Indebtedness” means (i) indebtedness for borrowed money, whether secured or unsecured, (ii) obligations under conditional sale or other title retention agreements relating to property purchased by such Person, (iii) capitalized lease obligations, (iv) obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof) and (v) guarantees of any such indebtedness of any other Person;
     (s) “Knowledge” as used in this Agreement, and the terms “Known” or other similar terms, means (i) with respect to the Company, the knowledge of any Person set forth in Section 9.3(s) of the Company Disclosure Schedule, that would be reasonably expected in the ordinary course of such Person’s employment duties and (ii) with respect to Parent or Merger Sub, the knowledge of any Person set forth in

Section 9.3(s) of the Parent Disclosure Schedule that would be reasonably expected in the ordinary course of such Person’s employment duties;
     (t) “Mortgage Business” means the mortgage production and services business, as conducted by the Company, its Subsidiaries, and the Company Joint Ventures.
     (u) “Mortgage Entity” means each of PHH Mortgage Corporation, Speedy Title and Appraisal Review Services LLC, PHH Broker Partner Corporation, Atrium Insurance Corporation, Haddonfield Holding Corporation and Bishop’s Gate Residential Mortgage Trust and their respective wholly-owned subsidiaries and consolidated Company Joint Ventures; provided, however, that solely for financial accounting purposes, “Mortgage Entity” shall mean each of PHH Mortgage Corporation, Speedy Title and Appraisal Review Services LLC, PHH Broker Partner Corporation, Atrium Insurance Corporation and Haddonfield Holding Corporation and their respective wholly-owned subsidiaries and consolidated Company Joint Ventures;
     (v) “Permitted Liens” means (i) Liens for Taxes not yet delinquent and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of the Company contained in the Filed Company SEC Reports or the Unaudited Company Financials; (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress if payment of the obligation in respect thereof is not yet due; (iii) inchoate materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any Subsidiary; (iv) Liens and obligations arising under the Material Contracts made available to Parent as of the date of this Agreement; (v) solely with respect to Real Property any other Liens that do not, individually or in the aggregate, interfere materially with the current use of such Real Property owned or leased by the Company (assuming its continued use in the manner in which it is currently used) or adversely (other than in an immaterial respect) affect the value or marketability of such asset; (vi) any Liens securing Indebtedness permitted or required by this Agreement; (vii) any other Liens being contested by appropriate proceedings in the ordinary course of business in good faith and for which there are adequate reserves on the Financial Statements of the Company contained in the Filed Company SEC Reports (whether or not such reserves are required by GAAP); and/or (viii) with respect to real property, also includes (a) zoning restrictions, survey exceptions, utility easements, rights of way and similar Liens that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality and that do not interfere materially with the current use of such property (assuming its continued use in the manner in which it is currently used) or, with respect to unimproved or vacant real property, interfere materially with the intended use of such property; (b) Liens in respect of real estate Taxes and special assessments not yet due and payable (except as are being contested in good faith by appropriate proceedings or for which adequate reserves in accordance with GAAP have been set forth in the financial statements of the Company contained in the Filed Company SEC Reports), and (c) leases or other occupancy agreements affecting a Leased Property; provided that an appropriate reserve has been established therefor and disclosed in the Company Disclosure Schedule;
     (w) “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) (3) of the Exchange Act);
     (x) “PHH Mortgage” means PHH Mortgage Corporation;
     (y) “Rights Agreement Amendment” means that certain Amendment, dated as of the date hereof, to the Rights Agreement, dated as of March 15, 1996, by and between the Company and First Chicago Trust Company of New York; and

     (z) “Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other Person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity performing similar functions.
     SECTION 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
     SECTION 9.5 Entire Agreement; Assignment. This Agreement (including the Exhibits hereto), the Company Disclosure Schedule and the Parent Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties and any assignment in violation of this Agreement shall be void (it being agreed that, notwithstanding the foregoing, nothing contained herein shall prohibit, limit or restrict Parent’s ability to transfer or assign to one or more of its Affiliates, all or any portion of its ownership interest in Merger Sub or its interest in this Agreement; provided, however, that no such assignment shall, without the written consent and approval of the Company, release or discharge Parent from any of its duties, liabilities or obligations hereunder).
     SECTION 9.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than with respect to the provisions of Sections 6.6 hereof, which shall inure to the benefit of the Persons benefiting therefrom, who are intended to be third-party beneficiaries thereof, and the provisions of Sections 6.9(a) 6.9(b), 6.11, 6.15, 6.16, 6.18 and 8.2(f), which shall inure to the benefit of the Mortgage Business Purchaser, who is intended to be a third-party beneficiary thereof. The parties hereto further agree that the rights of such third-party beneficiaries shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.15 (Waiver) without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons (other than the parties hereto) may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
     SECTION 9.7 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND WITHOUT REGARD TO ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAW. EACH PARTY

HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER DIRECT OR BY COUNTERCLAIM, BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.
     SECTION 9.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
     SECTION 9.9 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     SECTION 9.10 Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Company. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the courts of the State of Maryland or any court of the United States located in the State of Maryland, this being in addition to any other remedy to which such party is entitled at Law or in equity. The parties agree that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in this Section 9.10 and Section 8.2, and the parties hereto expressly disclaim that they are owed any duties not expressly set forth in this Agreement, and waive and release any and all tort claims and causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement. Each of the parties hereto irrevocably (i) consents to submit itself to the personal jurisdiction of the courts of the State of Maryland or any court of the United States located in the State of Maryland in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Legal Proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Maryland or any court of the United States located in the State of Maryland and (iv) consents to service being made through the notice procedures set forth in Section 9.2. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.2 shall be effective service of process for any Legal Proceeding in connection with this Agreement or the transactions contemplated hereby.
     SECTION 9.11 Parent Undertaking. Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. Merger Sub shall at all times be a direct or indirect Subsidiary of Parent. This is a guarantee of payment and performance and not collectibility. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 9.11. Parent further waives, to the fullest extent permitted by Law, any defenses or benefits that may be derived from or afforded by Law which limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to Merger Sub, in connection with such performance.
     SECTION 9.12 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the words “herein”, “hereof”, “hereto”, or “hereunder” are used in this Agreement, they will be deemed to refer to this Agreement as a whole and not to any specific Section of this Agreement. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular. Unless the context otherwise requires, whenever the phrase “and the transactions contemplated by this Agreement” is used in this Agreement it shall be deemed not to include the Mortgage Business Sale. The fact that any item of information is disclosed in the Parent Disclosure Schedule or the Company Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information shall not be used as a basis for interpreting the term “Company Material Adverse Effect” or other similar terms in this Agreement. The parties to this Agreement have participated jointly in the negotiating and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
     SECTION 9.13 Obligations of Parent and Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirements shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirements shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action.
     SECTION 9.14 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after receipt of the Company Requisite Vote; provided, however, that, after receipt of the Company Requisite Vote, no amendment may be made which (a) by Law requires the further approval of the stockholders of the Company, (b) reduces the amount or changes the form of Merger Consideration or which adversely affects the rights of the holders of the Company Common Stock, in each case, without further approval of the stockholders of the Company or (c) otherwise adversely affects the rights of any Person (whether or not a party hereto), other than Parent or the Surviving Corporation, contained in Article II, Section 6.6, Section 6.14 or this Article IX. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
     SECTION 9.15 Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant this Agreement and (iii) subject to the requirements of applicable Law and compliance with the proviso in Section 9.14, waive compliance with any of the agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.
     The failure of any party hereto to exercise any rights, power or remedy provided under this Agreement, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice or the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance
     SECTION 9.16 Successors; Assigns. In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (a) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations of the Surviving Corporation or Parent, as the case may be, under this Agreement.
     SECTION 9.17 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the Company when due, and the Company shall, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes and fees, and, if required by applicable Law, the Company shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.
     SECTION 9.18 Disclosure Schedules.
     (a) Notwithstanding anything to the contrary set forth in this Agreement, any disclosure set forth in any section of the Company Disclosure Schedule shall only qualify the correspondingly numbered representation and warranty and/or covenant of this Agreement to the extent set forth therein, and any other representations and warranties to the extent that such disclosure in such section of the Company Disclosure Schedule is disclosed in such a way as to make its relevance to the information called for by such other representation and warranty readily apparent. Notwithstanding anything to the contrary set forth in this Agreement, any disclosure set forth in any section of the Parent Disclosure Schedule shall only qualify the correspondingly numbered representation and warranty and/or covenant of this Agreement to the extent set forth therein, and any other representations and warranties to the extent that such disclosure in such section of the Parent Disclosure Schedule is disclosed in such a way as to make its relevance to the information called for by such other representation and warranty readily apparent.
     (b) To the extent any representations or warranties of the Company are qualified by the Company SEC Reports or any information contained therein, such representations and warranties shall be deemed to be qualified by such Company SEC Reports without regard to, and such Company SEC Reports shall, for such purposes be deemed not to include, any “Risk Factors” or Forward Looking Statements contained therein.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Mark H.S. Cohen

Name: Mark H.S. Cohen
Title: Vice President

JADE MERGER SUB, INC.

By:	/s/ Mark H.S. Cohen

Name: Mark H.S. Cohen
Title: Vice President

PHH CORPORATION

By:	/s/ Terence W. Edwards

Name: Terence W. Edwards
Title: President and Chief Executive Officer